                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.          )*
                                          ---------

                              PHOENIX NETWORK, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         PHOENIX NETWORK, INC. COMMON STOCK
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   718910 10 2
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                                 (CUSIP Number)

     JUDY VAN ESSEN, 1559 GENESEE VISTA, GOLDEN, CO, 80401; (303) 526-1653
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    1/16/96
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            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 718910 10 2                                     Page  2  of  7  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     JUDY VAN ESSEN
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /


     N/A
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 (3) SEC USE ONLY



-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*


     00
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEMS 2(d) or 2(e)


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 (6) CITIZENSHIP OR PLACE OF ORGANIZATION


     UNITED STATES
-------------------------------------------------------------------------------

 NUMBER OF SHARES
 BENEFICIALLY OWNED          --------------------------------------------------
 BY EACH REPORTING            (7) SOLE VOTING POWER
 PERSON WITH

                                  2,800,000 SHARES
                             --------------------------------------------------
                              (8) SHARED VOTING POWER


                                  N/A
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER


                                  2,800,000 SHARES
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  N/A
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,800,000 SHARES
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     19.4%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*


     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         2 of 7
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INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND SOCIAL SECURITY NUMBERS OF REPORTING PERSONS -- Furnish the full legal name of each person for whom the report is filed -- i.e., each person required to sign the schedule itself -- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "Special Instructions for Complying with Schedule 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use: please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of
     Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary in row (4):

     CATEGORY OF SOURCE                                             SYMBOL
     Subject Company (Company whose securities are
       being acquired)...........................................     SC
     Bank........................................................     BK
     Affiliate (of reporting person).............................     AF
     Working Capital (of reporting person).......................     WC
     Personal Funds (of reporting person)........................     PF
     Other.......................................................     OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) CITIZENSHIP OR PLACE OF ORGANIZATION -- Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D)

(7) (11), (13) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON, ETC. -- Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14) TYPE OF REPORTING PERSON -- Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

     CATEGORY                                                       SYMBOL
     Broker-Dealer...............................................     BD
     Bank........................................................     BK
     Insurance Company...........................................     IC
     Investment Company..........................................     IV
     Investment Adviser..........................................     IA
     Employee Benefit Plan, Pension Fund, or
       Endowment Fund............................................     EP
     Parent Holding Company......................................     HC
     Corporation.................................................     CO
     Partnership.................................................     PN
     Individual..................................................     IN
     Other.......................................................     OO

NOTES:
Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

                                       3                                 3 of 7
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Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

GENERAL INSTRUCTIONS

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. ANSWER EVERY ITEM. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matter incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership;
    (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and
    (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

ITEM 1.  SECURITY AND ISSUER

    State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

                                       4                                 4 of 7

ITEM 2.  IDENTITY AND BACKGROUND

    If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

    (a)  Name:

    (b)  Residence or business address:

    (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

    (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

    (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

    (f)  Citizenship.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

ITEM 4.  PURPOSE OF TRANSACTION

    State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

    (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the issuer;

    (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

    (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

    (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j)  Any action similar to any of those enumerated above.

                                       5                                 5 of 7
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of
         Section 13(d)(3) of the Act;

    (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

    (c) Describe any transactions in the class of securities reported or that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

         INSTRUCTION. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

    (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

    (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

         INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in
Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in
Item 6.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         June 25, 1996                          /s/  JUDY VAN ESSEN
---------------------------------      ----------------------------------------
            Date                                      Signature


                                                    Judy Van Essen
                                       ----------------------------------------
                                                      Name Title

                                       6                                 6 of 7

    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

    ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




                                       7                                 7 of 7

                                SCHEDULE 13D

ITEM 1    Phoenix Network, Inc. Common Stock
          Phoenix Network, Inc.
          550 California Street - 11th Floor
          San Francisco, CA 94104

ITEM 2    (a)  Judy Van Essen

          (b)  1559 Genesee Vista
               Golden, CO 80401

          (c) Chief Executive Officer of Vanessa Investments, Inc. (d/b/a Cadeaux); 433 Park Pointe Drive - Ste. 280, Golden, CO 80401

          (d)  No

          (e)  No

          (f)  United States

ITEM 3 Securities obtained from merger of Automated Communications, Inc. ("ACI") merger with Phoenix Network, Inc. ("Phoenix"). Ms. Van Essen was the 100% shareholder of ACI and received her shares in Phoenix as a result of the merger.

ITEM 4 The purpose of acquisition is to evidence Ms. Van Essen's equity position in Phoenix as a result of a merger between ACI and Phoenix that occurred January 16, 1996. Phoenix is the surviving corporation of that merger. An Agreement and Plan of Merger ("Agreement") dated January 16, 1996 by and between Ms. Van Essen, ACI, Phoenix, and Phoenix Network Acquisition Corp. provides the terms of the merger. Pursuant to the terms of the Agreement, Ms. Van Essen acquired 2,800,000 shares of newly issued voting common stock in Phoenix.

ITEM 5    (a)  Judy Van Essen: 2,800,000 shares of Phoenix Network, Inc.
               Common Stock (19.4% of all such shares)

          (b) Judy Van Essen: Ms. Van Essen has sole power to vote and sole power to dispose all 2,800,000 shares identified in item 5(a)

          (c)  None

          (d)  N/A

          (e)  N/A

ITEM 6    None

ITEM 7 A copy of the Agreement referenced in Item 4 is attached hereto as Exhibit A.

                                  EXHIBIT A

                          AGREEMENT AND PLAN OF MERGER


     THIS AGREEMENT AND PLAN OF MERGER (the "PLAN") is entered into this 16th day of January, 1996, among PHOENIX NETWORK ACQUISITION CORP., a Delaware corporation (hereinafter referred to as "PAC"), PHOENIX NETWORK, INC., a Delaware corporation (hereinafter referred to as "PARENT"), AUTOMATED COMMUNICATIONS, INC., a Colorado corporation (hereinafter referred to as "ACI"), and JUDY VAN ESSEN, the sole shareholder of ACI (hereinafter referred to as "SHAREHOLDER").

                                   RECITALS

     WHEREAS, Shareholder is the owner of 100,000 shares of voting common stock of ACI, which shares represent one hundred percent (100%) of the outstanding shares of capital stock of ACI;

     WHEREAS, it is the intention of the parties to this Plan that in the Merger (as defined below), in accordance with the provisions of Internal Revenue Code Section 368(a)(2)(D), ACI merge with and into PAC, and PAC be the surviving corporation in such Merger;

     WHEREAS, by the vote of their respective members, the Boards of Directors of PAC, Parent (the parent corporation of PAC) and ACI have adopted resolutions approving this Plan and the consummation of the transactions contemplated hereby and authorized the execution, performance and delivery of this Plan; and

     WHEREAS, the parties desire to set forth their agreement as to this Plan.

     NOW, THEREFORE, for and in consideration of the premises and mutual promises and obligations hereunder, and the mutual covenants and agreements herein contained, the parties hereto do hereby adopt and make this Plan as follows:

                                     PLAN


1.   DEFINITIONS.

     For purposes of this Plan, the following words and phrases shall have the respective meanings set forth below:

     ACI.  "ACI" shall mean Automated Communications, Inc.

     ACI COMMON STOCK. "ACI Common Stock" shall mean the shares of common stock of ACI outstanding as of the Effective Time.

     ACI CONTRACT.  "ACI Contract" shall mean any contract:

          (A)  to which ACI is a party;

          (B) by which ACI or any of its assets is bound or under which ACI has any material obligation; or

          (C) under which ACI has or may acquire any right or interest, including in particular, any contract that provides a material benefit or any material right to ACI.

     CBCA.  "CBCA" shall mean the Colorado Business Corporation Act.

     CERCLA. "CERCLA" shall mean the Comprehensive Environmental Response, Compensation and Liability Act.

     CLOSING DATE AND CLOSING. "Closing Date" and "Closing" shall mean January 16, 1996.

     CODE.  "Code" shall mean the Internal Revenue Code of 1986, as amended.

     COMPARABLE ENTITIES. "Comparable Entities" shall mean entities (other than ACI) that are engaged in business similar to ACI's business.

     CONSENT. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental
Authorization).

     CONTRACTS. "Contracts" shall mean all contracts, contractual rights, purchase orders and sales orders of ACI or otherwise related to ACI's business.

     CURRENT BENEFIT PLAN. "Current Benefit Plan" shall mean any Employee Benefit Plan that is currently in effect and:

          (A) that was established or adopted by ACI or any ERISA Affiliate or is maintained or sponsored by ACI:

          (B)  in which ACI participates;

          (C) with respect to which ACI or any ERISA Affiliate is or may be required or permitted to make any contributions; or

          (D) with respect to which ACI or any ERISA Affiliate is or may become subject to any liability.

     DELAWARE CODE. "Delaware Code" shall mean the General Corporation Law of Delaware.

     DISCLOSURE SCHEDULE. "Disclosure Schedule" shall mean the schedule (dated as of the date of the Plan) delivered to PAC on behalf of ACI and Shareholder, and to Shareholder on behalf on PAC and Parent, of which are attached to the Plan and incorporated in the Plan by reference.

     EFFECTIVE TIME. "Effective Time" shall mean the time and date the Merger shall become effective as set forth in Articles of Merger duly executed by the parties thereto meeting the requirements of the CBCA and Delaware Code executed in accordance with all appropriate legal requirements, and filed with the Secretary of State of the State of Colorado and the Secretary of State of the State of Delaware.

     EMPLOYEE BENEFIT PLAN. "Employee Benefit Plan" shall have the meaning specified in Section 3(3) of ERISA.

     ERISA AFFILIATE. "ERISA Affiliate" shall mean any Person that is, was or would be treated as a single employer with ACI under Section 414 of the Code.

     GOVERNMENTAL AUTHORIZATION.  "Governmental Authorization" shall mean any:

          (A) permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, endorsement, waiver, certificate, designation, rating, registration, qualification or authorization that is, has been issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or

          (B)  right under any contract with any Governmental Body.

     GOVERNMENTAL BODY.  "Governmental Body" shall mean any:

          (A) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature;

          (B)  federal, state, local, municipal, foreign or other government;

          (C) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, and any court or other tribunal); or

          (D) individual, entity or body exercising any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

     HAZARDOUS MATERIAL.  "Hazardous Material" shall include:

          (A) any petroleum, waste oil, crude oil, asbestos, urea formaldehyde or polychlorinated biphenyl;

          (B) any waste, gas or other substance or material that is explosive or radioactive;

          (C)  any "hazardous substance," "pollutant," "contaminant,"
     "hazardous waste," "regulated substance," "hazardous chemical" or "toxic chemical" as designated, listed or defined (whether expressly or by reference) in any statute, regulation or other Legal Requirement
     (including CERCLA, any other so-called "superfund" or "superlien" law, the Resource Conservation Recovery Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act, the Emergency Planning and
     Community Right-to-Know Act and the respective regulations promulgated thereunder);

          (D) any other substance or material (regardless of physical form) or form of energy that is subject to any Legal Requirement which regulates or establishes standards of conduct in connection with, or which otherwise relates to, the protection of human health, plant life, animal life, natural resources, property or the enjoyment of life or property from the presence in the environment of any solid, liquid, gas, odor, noise or form of energy; and

          (E) any compound, mixture, solution, product or other substance or material that contains any substance or material referred to in clause "(a)", "(b)", "(c)" or "(d)" above.

     INDEMNITEE. In those instances where the Shareholder is the indemnifying party, "Indemnitee" shall mean the following Persons:

          (A)  PAC;

          (B)  the Parent;

          (C)  PAC's and Parent's current and future affiliates;

          (D) the respective Representatives of the Persons referred to in clauses "(a)", "(b)" and "(c)" above; and

          (E) the respective successors and assigns of the Persons referred to in clauses "(a)", "(b)", "(c)" and "(d)" above.

     In those instances where PAC and Parent are the indemnifying parties, "Indemnitee" shall mean the following Persons:

          (A)  Shareholder;

          (B) the respective Representatives of the Persons referred to in clause "(a)"; and

          (C) the respective successors and assigns of the Persons referred to in clauses "(a)" and "(b)" above.

     LEGAL REQUIREMENT. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation that has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body and that applies in any manner to the business of ACI.

     MATERIAL ACI CONTRACT. "Material ACI Contract" shall mean any ACI Contract (i) which has a value of at least $25,000, or (ii) by its term lasts for at least one year, but not switched or dedicated service term agreements.

     MERGER. "Merger" shall mean the merger of ACI with and into PAC, pursuant to Section 7-111-105 of the CBCA and Section 252 of the Delaware Code.

     ORDER. "Order" shall include any:

          (A) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence or award that is, has been issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel; and

          (B) contract with any Governmental Body that is or has been entered into in connection with any Proceeding.

     PAC. "PAC" shall mean Phoenix Network Acquisition Corp.

     PARENT. "Parent" shall mean Phoenix Network, Inc.

     PAST BENEFIT PLAN. "Past Benefit Plan" shall mean any Employee Benefit Plan (other than a Current Benefit Plan):

          (A) of which ACI or any ERISA Affiliate has ever been a "plan sponsor" (as defined in Section 3(16)(B) of ERISA) or that otherwise has at any time been established, adopted, maintained or sponsored by ACI or by any ERISA Affiliate;

          (B)  in which ACI or any ERISA Affiliate has ever participated; or

          (C) with respect to which ACI or any ERISA Affiliate has ever been subject to any liability.

     PERSON. "Person" shall mean any individual, entity or Governmental Body.

     PLAN. "Plan" shall mean the Agreement and Plan of Merger (including the Disclosure Schedule and Exhibits), as it may be amended from time to time.

     PROCEEDING. "Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), prosecution, that is or has been commenced, brought, conducted or heard by or before, or that otherwise has involved, any Governmental Body or any arbitrator or arbitration panel.

     PROPRIETARY ASSET. "Proprietary Asset" shall mean any patent, patent application, trademark (whether registered or unregistered and whether or not relating to a published work), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, franchise, system, computer software, invention, design, blueprint, proprietary product, technology, proprietary right or other intellectual property right or intangible asset.

     RELATED PARTY. Each of the following shall be deemed to be a "Related
Party":

          (A)  the Shareholder;

          (B) each individual who is, or who has at any time been, an officer, director or shareholder of ACI;

          (C) each member of the immediate family of each of the individuals referred to in clauses "(a)" and "(b)" above; and

          (D) any entity (other than ACI) in which any one of the individuals referred to in clauses "(a)", "(b)" and "(c)" above holds (or in which more than one of such individuals collectively holds), beneficially or otherwise, a 10% or greater voting, proprietary or equity interest.

     REPRESENTATIVES. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

     SHAREHOLDER. "Shareholder" shall mean Judy Van Essen.

     SURVIVING CORPORATION. "Surviving Corporation" shall mean PAC.

     TAX. "Tax" shall mean any tax (including without limitation, income tax, alternative minimum tax, franchise tax, estimated tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), that is, has been or was supposed to be (a) imposed, assessed or collected by or under the authority of any Governmental Body, or (b) payable pursuant to any tax-sharing agreement or similar contract.

     TAX RETURN. "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information that is, has been filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

     TRANSACTIONAL AGREEMENTS. "Transactional Agreements" shall mean:

          (A)  the Plan;

          (B) the three Noncompetition Agreements referred to in Section 10.1(a) of the Plan;

          (C)  the Acknowledgment of Termination of Employment referred to in
     Section 10.1(b) of the Plan;

          (D) the Affiliates Agreement referred to in Section 10.1(k) of the Plan;

          (E)  the Indemnification and Hold Harmless Agreements referred to in
     Section 10.1(h) of the Plan;

          (F)  the Escrow Agreement referred to in Section 10.1(j) of the Plan;

          (G) the Assumption of Contracts and Leases and Assumption of Responsibility referred to in Section 10.1(k) of the Plan; and

          (H)  both the Shareholder's and ACI's Closing Certificates.

          (I) the Note, the Temporary Note and the guarantys thereof by the Parent.

     TRANSACTIONS. "Transactions" shall mean (a) the execution and delivery of the respective Transactional Agreements, and (b) all of the transactions contemplated by the respective Transactional Agreements, including the performance by ACI, Shareholder, PAC and Parent of their respective obligations under the Transactional Agreements and the exercise by ACI, Shareholder, Parent and PAC of their respective rights under the Transactional Agreements.

2.  MERGER AND MERGER CONSIDERATION

    2.1 STRUCTURE OF THE MERGER. Subject to the terms and conditions hereof, at the Effective Time, ACI shall merge with and into PAC (the "MERGER"). PAC shall be the Surviving Corporation from the Merger. The Merger shall have the effects specified in the CBCA and Delaware Code. At the Effective Time of the Merger, the Articles of Incorporation and Bylaws of the Surviving Corporation shall be the Articles of Incorporation and Bylaws of PAC in effect immediately prior to the Effective Time, and the directors and officers of the Surviving Corporation shall be the directors and officers of PAC immediately prior to the Effective Time.

    2.2 DETERMINATION OF THE MERGER CONSIDERATION. The consideration to be transferred to the Shareholder of ACI (the "Merger Consideration") in the Merger shall be equal to the following:

         (A)  $19,750,000;

         (B) plus or minus (as the case may be) ACI's current assets plus cash deposits (to the extent such cash deposits are not included in ACI's current assets) less ACI's current liabilities, each as set forth on ACI's audited balance sheet as of December 31, 1995 (the "Audited Balance Sheet");

         (C) plus or minus (as the case may be) the Monthly Base Adjustment (as defined below);

         (D)  minus the Attrition Adjustment (as defined below), if any;

         (E)  minus the Litigation Costs (as defined below);

         (F)  minus the Uncollected Accounts Receivable (as defined below);

         (G) minus the fees and expenses of ACI and the Shareholder set forth in Section 13.2(a) that are paid by ACI after December 31, 1995;

         (H) minus all payments (except normal payroll) after December 31, 1995, by ACI to the Shareholder with respect to any indebtedness of ACI to any Related Party, and any and all distributions, dividends and payments of any kind to any Related Party;

         (I) minus all payments by ACI after December 31, 1995 with respect to the Excluded Assets transferred to the Shareholder prior to or as part of this Transaction; and

         (J) plus any discount obtained by PAC or Parent with respect to the amount due and owing on ACI's note payable to WilTel.

     The "Litigation Costs" shall mean the sum of all costs, expenses (including attorneys' fees and court and arbitration costs), liabilities, obligations, judgments and payments (including settlement payments) resulting from any claims against ACI relating to pending or threatened litigation against ACI, including but not limited to those matters listed on Part 4.22 of the Disclosure Schedule incurred by ACI after December 31, 1995 and on or before the Effective Time.

     The "Uncollected Accounts Receivable" shall mean the sum of the portion of all accounts receivable reflected on ACI's Audited Balance Sheet as of December 31, 1995 for which payment has not been made in full and received by PAC on or before April 1, 1996 and which PAC elects to put back to the Shareholder or her assigns as of the close of business on April 1, 1996. All of the accounts receivable put back by PAC to the Shareholder (or her assigns) shall be transferred from PAC to the Shareholder (or her assigns) effective as of April 1, 1996.

     The "Monthly Base Adjustment" shall be computed as follows:

          (I) in the event that the Monthly Base is less than $1,826,829, then the Merger Consideration shall decrease by the factor of [[$1,926,829 minus the Monthly Base] multiplied by [10.25]];

          (II) in the event that the Monthly Base is at least $1,826,829 and not greater than $2,026,829, the Monthly Base Adjustment shall be zero; and

          (III) in the event that the Monthly Base is greater than $2,026,829, then the Merger Consideration shall increase by the factor of [[the Monthly Base minus $1,926,829] multiplied by [10.25]].

     The "Monthly Base" shall be the dollar amount that results from (i) ACI's monthly recurring long distance billed revenues including calling card, debit card, conference calling, interstate, intrastate and international traffic, excluding taxes, pass through, late charges, and any charges from which ACI has not earned gross marginable income for the three month period commencing at 12:01 a.m. on August 1, 1995 and ending at 11:59 p.m. on October 31, 1995 as determined by Grant Thornton, CPA, in its audit of ACI, multiplied by 62.4356, and (ii) the resulting number in (i) shall be divided by 64, and (iii) the resulting number in (ii) shall be divided by three (3).

     "Attrition Adjustment" shall be equal to $1,926,829, if the recurring, long distance billed revenues from ACI's customers as of December 31, 1995, plus any new customers of PAC added by the former employees, distributors, representatives or agents of ACI including calling card, debit card, conference calling, interstate, intrastate and international traffic, excluding taxes, pass through, late charges, and any charges from which PAC has not earned gross marginable income for the months of January, February and March 1996 are less than $5,036,523. For purposes of this Attrition Adjustment, "Attrition" shall not include (1) revenue declines resulting from lowering the rates offered to pre-Closing ACI customers, or (2) the deflection of revenue associated with pre-Closing ACI customers due to transferring or converting them to PAC or Parent products or pricing.

     2.3 EFFECT ON OUTSTANDING SHARES. By virtue of the Merger, automatically and without any action on the part of the Shareholder, all of the shares of capital stock of ACI, issued and outstanding at the Effective Time, shall become and be converted into the Merger Consideration, which shall consist of the assumption of the ACI Note Payable (as defined below in Subsection (a), shares of Parent Common Stock, and a promissory note issued by PAC to Shareholder and guaranteed by Parent, in the following amounts:

          (A) assumption of ACI's promissory note payable (the "ACI Note Payable") to the Shareholder, a copy of which is attached hereto as EXHIBIT A, in the outstanding principal amount of $4,000,000, which $4,000,000 ACI Promissory Note will be paid in good funds to be transferred by wire transfer or by certified or cashier's check on the Closing Date to Shareholder;

          (B) $10,500,000 in shares (2,800,000 shares) of voting common stock of Parent based on a value of $3.75 per share (the "Shares"). The
Shares will be issued to the Shareholder on the Closing Date and shall not be registered under federal or state securities laws. The Shareholder may, by providing prior written notice to Parent, require the Parent to register, up to 50 percent of the total number of Shares (the "Registrable Shares") (including any additional shares of the Parent that may be issued to Shareholder with respect to a stock-split or stock dividend transaction) that are not held in escrow under the Escrow Agreement attached hereto as EXHIBIT B, under federal securities laws on or after one year after the Closing Date or as reasonably practicable thereafter. If the Shareholder proposes to offer the Registrable Shares in an underwritten offering, Parent must consent to the use of the underwriter chosen by Shareholder. Such consent shall not be unreasonably withheld. Notwithstanding the above, the Parent, in its sole discretion, may register all or part of the Shares under federal securities laws without receiving written notice or consent from the Shareholder. In the event that Parent registers Shares without receiving written notice from the Shareholder, the Shareholder may only require the Parent to register that additional number of Shares, if any, up to the number of Registrable Shares before or on or about one year after the Closing Date or as reasonably practicable thereafter. In the event that Parent registers part or all of the Shares, Parent may also register additional shares of its securities at the same time as the registration of the Shares and in the same Registration Statement filed with the U.S. Securities and Exchange Commission. The Shares are "RESTRICTED SECURITIES" as that term is defined under federal securities laws, and, therefore their transferability is limited. Parent shall pay for the costs of registering the Shares (including any additional shares of the Parent that may be issued to Shareholder with respect to a stock-split or stock dividend transaction); Shareholder or its assigns shall pay for all brokerage fees and costs and its or their own attorneys' fees, if any. Prior to effectiveness of any Registration Statement Shareholder shall agree to indemnify Parent against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Notwithstanding the foregoing, the registration rights granted to Shareholder shall terminate if the restrictive holding period imposed by Rule 144 under the Securities Act of 1933, as amended, is shortened to a period of one year or less by an amendment to Rule 144 prior to the exercise of any registration rights hereunder. In such event, PAC and Parent will use their best efforts to remove the then stock legend relating to the Shares. The remaining fifty percent (50%) of the Shares will be held in escrow under the Escrow Agreement; and

          (C) the Merger Consideration minus $14,500,000 shall be represented by the promissory note of PAC (the "NOTE") to be issued and delivered by PAC to the Shareholder as set forth below, in the form of the attached EXHIBIT C. At the Closing, PAC will issue and deliver to Shareholder a promissory note (the "TEMPORARY NOTE"), in the form of the attached EXHIBIT D, in the principal amount of $2,400,000. The Temporary Note shall be nonnegotiable and nontransferable. On April 1, 1996, Shareholder will return the Temporary Note to PAC for cancellation and PAC will simultaneously issue and deliver the Note to Shareholder. The Note and the Temporary Note each will be guaranteed by the Parent, in the form of guaranty attached as EXHIBIT E, and accrue interest at the rate of nine percent per annum. Accrued interest under the Note shall accrue from the Closing Date. The Note and the Temporary Note are subject to a right of setoff as further described in
Section 12.4 of this Plan. Principal and interest shall be payable as provided for in the Note.

3.   ADDITIONAL DEPOSITS BY THE SHAREHOLDER TO THE ESCROW.

     To the extent that Shareholder receives any refunds relating to (i) U.S. West "CAB" charges and (ii) Colorado state tax claims, then Shareholder shall deposit as an addition to the Escrow Deposit, the cash amount equal to any such refunds less and after the Shareholder has recovered (1) her accountable out-of-pocket expenses incurred in obtaining such refunds and (2) $60,000.

4.   REPRESENTATIONS AND WARRANTIES OF ACI AND THE SHAREHOLDER.

     Except to the extent disclosed in the Disclosure Schedule, ACI and the Shareholder, jointly and severally, make the following representations and warranties to PAC and Parent, each of which is true and correct on the date hereof, shall remain true and correct up to the Effective Time, and as to Shareholder shall survive the Closing of the transactions provided for herein for a period of 18 months following the Effective Time, unless otherwise set forth herein.

     4.1  CORPORATE.

          (A) ORGANIZATION. ACI is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and has all necessary power and authority:

               (1) to conduct its business in the manner in which its business is currently being conducted;

               (2) to own and use its assets in the manner in which its assets are currently owned and used; and

               (3)  to perform its obligations under all of its Contracts.

          (B) ACI has never conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the names "Mastercall", "Tithenet", "ACI of Arizona", "AC America, Inc.", "USAC America, Inc.", "Automated Communications of Colorado, Inc.", "Automated Communications of Arizona", "ACI", "ATS", "Automated Communications, Inc." and "ATS, Inc."

          (C) ACI reasonably believes that it is not required to be qualified, authorized, registered or licensed to do business as a foreign entity in any jurisdiction other than the jurisdictions identified in Part 4.1(c) of the Disclosure Schedule. ACI is in good standing as a foreign entity in each of the jurisdictions identified in Part 4.1(c) of the Disclosure Schedule.

          (D)  Part 4.1(d) of the Disclosure Schedule accurately sets forth
(1) the names of all of ACI's directors, and (2) the names and titles of ACI's officers.

          (E) Neither ACI nor any of its officers, directors or shareholders has ever approved, or commenced any proceeding or made any election regarding the dissolution or liquidation of ACI or the winding up or cessation of ACI's business or affairs.

          (F)  ACI has no subsidiaries.

     4.2  ARTICLES OF INCORPORATION AND BYLAWS; RECORDS.

          (A)  ACI has delivered to PAC accurate and complete copies of:

               (1) ACI's articles of incorporation and bylaws, including all amendments thereto;

               (2) the stock records of ACI including a list of all shareholders and their holdings; and

               (3) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders and Board of Directors of ACI.

          (B) There has not been any violation of any of the provisions of ACI's articles of incorporation and bylaws or of any resolution adopted by ACI's shareholders or Board of Directors or any committee of ACI; and no event has occurred, and no condition or circumstance exists, that (with or without notice or lapse of time) constitutes or will result directly or indirectly in such a violation.

          (C) All of the records of ACI are in the actual possession and direct control of ACI. The books of account, stock records, minute book and other records (collectively, the "Records") of ACI are accurate, up-to-date and complete; and ACI has no obligations or liabilities, contingent or otherwise, for a failure to keep its records complete, accurate and up-to-date.

    4.3   FINANCIAL STATEMENTS.

          (A) ACI has delivered to PAC the following financial statements and notes (collectively, the "ACI FINANCIAL STATEMENTS"):

               (1) the unaudited balance sheet of ACI as of December 31, 1994, and the related unaudited statements of operations, changes in equity and cash flows of ACI for the year then ended, together with the notes thereto; and

               (2) the unaudited balance sheet of ACI as of October 31, 1995 (the "UNAUDITED INTERIM BALANCE SHEET"), and the related unaudited statements of operations, changes in equity and cash flows of ACI for the ten months then ended, together with the notes thereto;

          (B) ACI has retained, and Shareholder agrees to pay up to $60,000 for the services of, and agrees to fully cooperate with, Grant Thornton, CPA, to audit ACI's balance sheets as of December 31, 1993, 1994 and 1995 and ACI's statements of operations, changes in equity and cash flows for each of the three years then ended, together with the notes thereto and the unqualified opinion and report of Grant Thornton, CPA, relating thereto, which audit, opinion and report shall also include a statement of ACI's monthly recurring billed long distance revenues including calling card, debit card, conference calling, interstate, intrastate and international traffic for the three month period ended October 31, 1995. PAC shall pay the costs of Grant Thornton, CPA for the above-referenced audit to the extent such costs exceed $60,000; and

          (C)  Subject to customary and reasonable year-end audit adjustments
(i) all of the ACI Financial Statements are accurate and complete in all respects, and the dollar amount of each line item included in the ACI Financial Statements is accurate in all respects; (ii) the financial statements and notes referred to in Section 4.3(a)(1) present fairly the financial position of ACI as of December 31, 1994 and the results of operations, changes in equity and cash flows of ACI for the year then ended;
(iii) the financial statements and notes referred to in Sections 4.3(a)(2) present fairly the financial position of ACI as of the date thereof and the results of operations, changes in equity and cash flows of ACI for the period covered thereby; and (iv) the ACI Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP"), applied on a consistent basis throughout the periods covered.

    4.4 ABSENCE OF CHANGES. Except as set forth in Part 4.4 of the Disclosure Schedule, since October 31, 1995:

          (A) there has not been any materially adverse change in ACI's business, condition, assets, liabilities, operations, financial performance, revenue, net income or prospects (or on any aspect or portion thereof), and no event has occurred that might have a materially adverse effect on ACI's business, condition, assets, liabilities, operations, financial performance, revenue, net income or prospects (or on any aspect or portion thereof);

          (B) there has not been any material loss, damage or destruction to, or any interruption in the use of, any of ACI's assets (whether or not covered by insurance);

          (C) ACI has not purchased or otherwise acquired any asset from any other Person, except for supplies and other assets acquired by ACI in the ordinary course of business;

          (D) ACI has not leased or licensed any asset from any other Person that creates an obligation in excess of $25,000 per month;

          (E)  ACI has not made any capital expenditure in excess of $25,000;

          (F) ACI has not sold or otherwise transferred, and has not leased or licensed, any asset to any other Person except for assets sold by ACI in the ordinary course of business;

          (G) ACI has not written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness, except in the ordinary course of business, and all of which are reflected in the ACI Financial Statements and will be reflected in the Audited Balance Sheet;

          (H) ACI has not pledged or hypothecated any of its assets or otherwise permitted any of its assets to become subject to any encumbrance;

          (I) ACI has not made any loan or advance to any other Person in excess of $25,000 in the aggregate;

          (J) ACI has not (1) established, adopted or terminated any Employee Benefit Plan, or (2) paid, declared or accrued any bonus, profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to any of its directors, officers or employees except for ordinary salary increases which do not increase the annual salary of any person in excess of five percent;

          (K) ACI has not entered into, and neither ACI nor any of the assets owned or used by ACI has become bound by, any Contract in excess of $25,000 in value or by its terms continues for one year or more, excluding dedicated or switched service term contracts;

          (L) ACI has not amended or terminated any Contract in excess of $25,000 in value or any Contract which, by its terms, continues for one year or more, by which ACI or any of the assets owned or used by ACI is or was bound, or under which ACI has or had any rights or interest;

          (M) ACI has not incurred, assumed or otherwise become subject to any single liability in excess of $25,000 in value, other than liabilities (of the type required to be reflected as current liabilities in the "LIABILITIES" column of a balance sheet prepared in accordance with GAAP) incurred by ACI in the ordinary course of business;

          (N) ACI has not discharged any encumbrance or discharged or paid any indebtedness or other liability in excess of $25,000 in value, except for liabilities that (1) are reflected as current liabilities in the "LIABILITIES" column of the Unaudited Interim Balance Sheet or have been incurred by ACI since October 31, 1995 in the ordinary course of business, and (2) have been discharged or paid in the ordinary course of business;

          (O) ACI has not forgiven any debt or otherwise released or waived any right or claim except for the write-offs of accounts receivable in the ordinary course of business, which amounts in the aggregate do not exceed $25,000, or except as disclosed in the Audited Balance Sheet; and

          (P) ACI has not agreed or committed (in writing or otherwise), to take any of the actions referred to in clauses "(c)" through "(o)" above.

    4.5   TITLE TO ASSETS.

          (A) ACI owns, and has good, valid and marketable title to, all of its assets, including:

               (1) all assets reflected on the Unaudited Interim Balance Sheet, except for assets converted into cash or disposed of in the ordinary course of business from October 31, 1995 through the Effective Time;

               (2) all assets acquired by ACI on or after October 31, 1995, except for assets subsequently converted into cash or disposed of in the ordinary course of business from October 31, 1995 through the Effective Time; and

               (3) all assets referred to in Sections 4.6, 4.8, and 4.10 hereof and all of ACI's rights under the ACI Contracts; and

          (B) Part 4.5 of the Disclosure Schedule identifies all assets in excess of $25,000 in value that are being leased or licensed to ACI.

          (C) Part 4.5 of the Disclosure Schedule lists all leases, contracts, and assets which are being transferred to Shareholder or any other Related Party prior to the Effective Time and for which Shareholder assumes all liability (the "Excluded Assets").

Except as set forth in Part 4.5 of the Disclosure Schedule, all of said assets described in Section 4.5 (a) and (b) above are owned by ACI free and clear of any liens or encumbrances. At the Closing, PAC will receive good and marketable title to all of ACI's assets, free and clear of any liens or encumbrances, except those described in Part 4.5 of the Disclosure Schedule.

    4.6   RECEIVABLES; MAJOR CUSTOMERS.

          (A) Part 4.6 of the Disclosure Schedule provides a breakdown and aging of all accounts receivable, notes receivable and other receivables of ACI as of December 31, 1995.

          (B) Except as set forth in Part 4.6 of the Disclosure Schedule, to the best of ACI's knowledge, all existing accounts receivable of ACI (including those accounts receivable reflected on the Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since October 31, 1995, and have not yet been collected) represent valid obligations of customers to ACI arising from bona fide transactions entered into in the ordinary course of business and all such accounts receivable may be assigned and transferred to PAC as contemplated herein.

          (C) Part 4.6 of the Disclosure Schedule identifies, and provides a list identifying all ACI customers (current or former) (1) whose last six months of usage averaged $2,000.00 or greater, or (ii) who received a last bill of $2,000.00 or more. To the knowledge of Shareholder, Gary Albrecht, Becky Watson, Ann Miklos, Steve Jorgensen, Jennifer Burger, and Judy Todd, ACI has not received any notice or other communication (in writing or otherwise), and has not received any other information, and has no knowledge, indicating that any customer or other Person identified in Part 4.6 of the Disclosure
Schedule may cease dealing with ACI or may otherwise materially reduce the volume of business transacted by such Person with ACI (and after the Closing, with PAC) below historical levels.

    4.7   SHAREHOLDER.

          (A) The Shareholder has the capacity and financial capability to comply with and perform all of the Shareholder's covenants and obligations under each of the Transactional Agreements to which the Shareholder is or may become a party.

          (B)  The Shareholder:

               (1) has not, at any time, (A) made a general assignment for the benefit of creditors, (B) filed, or had filed against the Shareholder, any bankruptcy petition or similar filing, (C) suffered the attachment or other judicial seizure of all or a substantial portion of such Shareholder's assets, (D) admitted in writing the Shareholder's inability to pay the Shareholder's debts as they become due, (E) been convicted of, or pleaded guilty to, any felony, or (F) taken or been the subject of any action that may have an adverse effect on the Shareholder's ability to comply with or perform any of the Shareholder's covenants or obligations under any other Transactional Agreements; and

               (2) is not subject to any Order that may have an adverse effect on the Shareholder's ability to comply with or perform any of the Shareholder's covenants or obligations under any of the Transactional Agreements.

          (C) There is no Proceeding pending, and no Person has threatened to commence any Proceeding, that may have an adverse effect on the ability of the Shareholder to comply with or perform any of the Shareholder's covenants or obligations under any of the Transactional Agreements. No event has occurred, and no claim, dispute or other condition or circumstances exists, that directly or indirectly will give rise to or serve as a basis for the commencement of any such Proceeding.

     4.8  EQUIPMENT, ETC.

          (A) Part 4.8 of the Disclosure Schedule identifies all material equipment (other than equipment in storage) including the DMS 250 Switches containing the BCS 35 upgrades, computers, furniture, fixtures, improvements and other tangible assets owned by ACI immediately prior to the Effective Time, and sets forth in all material respects the approximate date of acquisition, original cost and book value of each of said assets.

          (B) To the best knowledge of Shareholder and ACI each asset identified or required to be identified in Part 4.8 of the Disclosure
Schedule:

               (1) is free of material defects and deficiencies and in good condition and repair (ordinary wear and tear excepted); and

               (2) complies in all material respects with, and is being operated and otherwise used in compliance with, all applicable Legal Requirements.

The assets identified in Part 4.8 of the Disclosure Schedule are, in all material respects, adequate for the conduct of ACI's business in the manner in which such business is currently being conducted.

     4.9 REAL PROPERTY. ACI does not own any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 4.9 of the Disclosure Schedule. Copies of such leases have been delivered to PAC for review. ACI enjoys peaceful and undisturbed possession of such premises and is not in breach of any provision of such leases except as disclosed in Part 4.22 of the Disclosure Statement.

     4.10  PROPRIETARY ASSETS.

           (A) Except as set forth in Part 4.10 of the Disclosure Schedule, there is no material Proprietary Asset that is owned by or licensed to ACI or that is otherwise used or useful in connection with ACI's business.

           (B) ACI has taken all reasonable measures and precautions necessary to protect the confidentiality and value of each Proprietary Asset identified or required to be identified in Part 4.10 of the Disclosure Schedule.

           (C) Except as set forth in Part 4.10 of the Disclosure Schedule, ACI is not infringing and has not at any time infringed or received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement of, any Proprietary Asset owned or used by any other Person.

           (D) The Proprietary Assets identified in Part 4.10 of the Disclosure Schedule constitute the Proprietary Assets necessary to enable ACI (and after the Closing, PAC) to conduct its business in the manner in which its business is currently being conducted.

     4.11  CONTRACTS.

           (A) Part 4.11 of the Disclosure Schedule identifies and provides a list of each Material ACI Contract, except for all customer letters of authorization and switched and dedicated service term agreements. ACI has delivered to PAC accurate and complete copies of all Material ACI Contracts identified or required to be identified in Part 4.11 of the Disclosure Schedule, including all amendments thereto. No switched and dedicated service term contracts contain any period of free service to be provided by ACI to the customer.

           (B) To the best of ACI's and Shareholder's knowledge, (i) each Material ACI Contract is valid and in full force and effect, and is enforceable by ACI in accordance with its terms;

           (C)  Except as set forth in Part 4.11 of the Disclosure Schedule:

                (1) to the best of ACI's and Shareholder's knowledge, no Person has violated or breached, or declared or committed any default under, any Material ACI Contract;

                (2) to the best of ACI's and Shareholder's knowledge, no event has occurred, and no circumstance or condition exists, that might (with or without notice or lapse of time) (A) result in a violation or breach of any of the provisions of any Material ACI Contract, (B) give any Person the right to declare a default or exercise any remedy under any Material ACI Contract, (C) give any Person the right to accelerate the maturity or performance of any Material ACI Contract, or (D) give any Person the right to cancel, terminate or modify any Material ACI Contract;

                (3) ACI has not received any notice or other communication (in writing or otherwise) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Material ACI Contract; and

                (4) ACI has not affirmatively in writing waived any of its rights under any Material ACI Contract.

           (D) Except as set forth in Part 4.11 of the Disclosure Schedule, ACI has no outstanding guarantys and has not agreed to cause, insure or become liable for, and ACI has no outstanding pledges of any of its assets to secure the performance or payment of any obligation or other liability of any other Person.

           (E) To the best of ACI's and Shareholder's knowledge, the performance of the Material ACI Contracts will not result in any violation of or failure to substantially comply with any Legal Requirement.

           (F) The contracts identified in Part 4.11 of the Disclosure Schedule collectively constitute the contracts necessary to enable ACI to conduct its business in the manner in which its business is currently being conducted.

     4.12  LIABILITIES; MAJOR SUPPLIERS.

           (A) Except as set forth in Part 4.12 of the Disclosure Schedule, ACI has no liabilities in excess of $50,000 in the aggregate, except for:

                (1) liabilities identified as such in the "liabilities" column of the Unaudited Interim Balance Sheet and that will be identified in the Audited Balance Sheet;

                (2) accounts payable (of the type required to be reflected as current liabilities in the "liabilities" column of a balance sheet prepared in accordance with GAAP) incurred by ACI in the ordinary course of business since October 31, 1995; and

                (3) ACI's obligations under the contracts listed in part 4.12 of the Disclosure Schedule.

           (B)  Part 4.12 of the Disclosure Schedule:

                (1) provides a complete and accurate breakdown and aging of ACI's accounts payable as of November 30, 1995;

                (2) provides a complete and accurate breakdown of all customer deposits and other deposits held by ACI as of the date of this Plan; and

                (3) provides a complete and accurate breakdown of ACI's long-term debt as of the date of this Plan.

     4.13  COMPLIANCE WITH LEGAL REQUIREMENTS.

           (A)  Except as set forth in Part 4.13 of the Disclosure Schedule:

                (1) ACI is and has at all times been in compliance with each Legal Requirement to the extent the failure to do so could result in a lien on any of its assets or have a material adverse effect on its business;

                (2) ACI has not received, on or after January 1, 1995, any notice or other communication (in writing or otherwise) from any Governmental Body or any other Person, which would have a material adverse effect on its assets or business, regarding (1) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement, or (2) any actual, alleged, possible or potential obligation on the part of ACI to undertake, or to bear all or any portion of the cost of, any cleanup or any remedial, corrective or responsive action of any nature.

     4.14  GOVERNMENTAL AUTHORIZATIONS.

           (A) Part 4.14 of the Disclosure Schedule identifies each material Governmental Authorization that is held or required to be held by ACI to the extent the lack of such authorizations, individually or in the aggregate, would have a material adverse effect on ACI's assets or business. ACI has delivered to PAC copies of all material Governmental Authorizations identified in Part 4.14 of the Disclosure Schedule, including all renewals thereof and all amendments thereto. Each material Governmental Authorization identified or required to be identified in Part 4.14 of the Disclosure Schedule is valid and in full force and effect, to the extent the lack of such authorization would have a material adverse effect on ACI's assets or business.

           (B)  Except as set forth in Part 4.14 of the Disclosure Schedule:

                (1) To the knowledge of ACI and Shareholder, ACI and its employees are, and have at all times been, in substantial compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Part 4.14 of the Disclosure Schedule to the extent the lack of such Governmental Authorization would have a material adverse effect on ACI's assets or business.

                (2) ACI has not received on or after January 1, 1995, any notice or other communication (in writing or otherwise) from any Governmental Body or any other Person, to the extent the lack of such Governmental Authorization would have a material adverse effect on ACI's assets or business, regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any material term or requirement of any material Governmental Authorization, or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization; and

                (3) to the knowledge of ACI and Shareholder, all applications required to have been filed for the renewal of the Governmental Authorizations required to be identified in Part 4.14 of the Disclosure Schedule have been duly filed on a timely basis with the appropriate Governmental Bodies, and each notice or filing required to have been given or made with respect to such material Governmental Authorizations has been duly given or made on a timely basis with the appropriate Governmental Body to the extent the lack of such Governmental Authorization would have a material adverse effect on ACI's assets or business.

          (C) The Government Authorizations identified in Part 4.14 of the Disclosure Schedule constitute the Governmental Authorizations necessary to conduct ACI's business in the manner in which its business is currently being conducted.

    4.15  TAX MATTERS.

          (A) (1) Each Tax required to have been paid, or claimed by any Governmental Body to be payable, by ACI (whether pursuant to any Tax Return or otherwise) has been duly paid in full on a timely basis; (2) any Tax required to have been withheld or collected by ACI has been duly withheld and collected; and (3) (to the extent required) each such Tax has been paid to the appropriate Governmental Body.

          (B) Part 4.15 of the Disclosure Schedule accurately identifies all Tax Returns required to be filed by or on behalf of ACI with any Governmental Body with respect to any taxable period ending on or before December 31, 1995 ("ACI RETURNS"). All ACI Returns (1) have been or will be filed when due, and
(2) have been, or will be when filed, accurately prepared in compliance with all applicable Legal Requirements. All amounts shown on the ACI Returns to be due on or before December 31, 1995, and all amounts otherwise payable in connection with the ACI Returns on or before December 31, 1995, have been or will be paid or accrued on or before December 31, 1995. ACI has delivered to PAC accurate and complete copies of all ACI Returns filed since January 1, 1993.

          (C) The Audited Balance Sheet will fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with GAAP.

          (D) Part 4.15 of the Disclosure Schedule identifies each examination or audit of any ACI Return that has been conducted since January 1, 1993. ACI has delivered to PAC copies of all audit reports and similar documents (to which ACI has access) relating to ACI Returns. Except as set forth in Part 4.15 of the Disclosure Schedule, no extension or waiver of the limitation period applicable to any of ACI Returns has been granted (by ACI or any other Person), and no such extension or waiver has been requested from ACI.

          (E) Except as set forth in Part 4.15 of the Disclosure Schedule, no claim or other Proceeding is pending or has been threatened against or with respect to ACI in respect of any Tax. There are no unsatisfied liabilities for Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by ACI.

          (F) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of ACI that, individually or collectively, could give rise directly or indirectly to the payment of any amount that would not be deductible for tax purposes, by reason of Section 280G or Section 162 of the Code. ACI is not, and ACI has never been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract.

          (G) ACI is, has been for the past six years, and immediately before the Effective Time will be, duly qualified as an "S" corporation under the Code.

    4.16  EMPLOYEE AND LABOR MATTERS.

          (A) Part 4.16 of the Disclosure Schedule sets forth, with respect to each employee of ACI (including any employee of ACI who is on a leave of absence or on layoff status):

               (1) the name of such employee and the approximate date as of which such employee was originally hired by ACI;

               (2) such employee's title, and a brief description of such employee's duties and responsibilities;

               (3) the approximate aggregate dollar amount of the compensation (including wages, salary, commissions, director's fees, fringe benefits, bonuses, profit-sharing payments and other payments or benefits of any type) received by or due such employee from ACI with respect to services performed during the first ten months of 1995;

               (4) such employee's annualized compensation as of the date of this Plan;

               (5) each Current Benefit Plan in which such employee participates or is eligible to participate; and

               (6) any Governmental Authorization that is held by such employee and that relates to or is useful in connection with ACI's business.

          (B) Part 4.16 of the Disclosure Schedule identifies each former employee of ACI who is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or is scheduled to receive) any material benefits (whether from ACI or otherwise) relating to such former employee's employment with ACI; and Part 4.16 of the Disclosure Schedule accurately describes such benefits.

          (C) Except as set forth in Part 4.16 of the Disclosure Schedule, ACI is not a party to or bound by, any employment agreement or any union contract, collective bargaining agreement or similar Contract, whether written or oral, between ACI and Judy Van Essen, or any other current or former employee of ACI.

          (D) Except as set forth in Part 4.16 of the Disclosure Schedule, to the knowledge of ACI and Shareholder, the employment of each of ACI's employees is terminable by ACI at will. ACI has delivered to PAC accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the current and former employees of ACI.

          (E) ACI is not engaged, and has never been engaged, in any unfair labor practice of any nature. There has never been any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting ACI or any of its employees. There is not now pending, and no Person has threatened to commence, any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute. To the knowledge of ACI and Shareholder, no event has occurred, and no condition or circumstance exists, that directly or indirectly will give rise to or provide a basis for the commencement of any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute.

    4.17  EMPLOYEE BENEFIT PLANS. Set forth in Part 4.17 of the Disclosure
Schedule is a list of all employment agreements, severance agreements or arrangements, parachute agreements, employee or director bonus, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase, employee stock ownership, stock appreciation rights, savings, consulting, stock appreciation rights, group insurance, fringe benefit, and other employee benefit, incentive, and welfare plans, policies, contracts and arrangements, formal or informal, write or oral, and all trust agreements related thereto, now in effect and relating to any present or former directors, officers, or employees of ACI, whether or not described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (collectively, the "EMPLOYEE PLANS"). All of the Employee Plans have been maintained, operated, and administered in substantial compliance with their terms, and ACI and all of the Employee Plans currently comply, and have at all relevant times complied, in all material respects with applicable provisions of ERISA, the Code, securities laws and other applicable laws. With respect to each Employee Plan (whether currently in effect or which has been terminated) which is a pension plan (as defined in Section 3(2) of ERISA) (a "PENSION PLAN"), each such Pension Plan (and any trust relating thereto) intended to be a qualified plan under Section 401(a) of the Code has been determined by the IRS to be so qualified. Neither ACI nor any ERISA Affiliate has in the past or now maintains, sponsors or contributes to any plan subject to Title II of ERISA or Section 412 of the Code (including any multi-employer pension plans defined in Section 3(37) of ERISA), and ACI has never incurred any liability to any person, entity or agency by reason of the withdrawal from or termination of any plan. No "PROHIBITED TRANSACTION" (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any "EMPLOYEE BENEFIT PLAN" (as defined under Section 3(3) of ERISA, each such plan an "ERISA PLAN") has occurred which is likely to result in any penalties or taxes under Section 502(i) of ERISA or Section 4975 of the Code. All reporting any disclosure requirements of ERISA and the Code have been complied with in all material respects with respect to each of the ERISA Plans and each other Employee Plan. ACI has not contributed to any "MULTIEMPLOYER PLAN," as defined in Section 3(37) of ERISA, nor any plan that is subject to Title IV of ERISA, on or after September 26, 1980. Except as set forth in Part 4.17 of the Disclosure

Schedule. ACI does not have any obligations for retiree health and life benefits under any benefit plan, contract or arrangement.

          With respect to each Employee Plan, ACI has attached as part of
Part 4.17 of the Disclosure Schedule a true and correct copy of (i) the most recent annual report on Form 5500 filed with the IRS, if such report is required, (ii) such Employee Plan, (iii) each trust agreement and insurance contract relating to such Employee Plan, (iv) the most recent summary plan description for such Employee Plan, if it is subject to Title I of ERISA, and
(v) the most recent determination letter issued by the IRS, if such Employee Plan is intended to be qualified under Section 401(a) of the Code.

    4.18  ENVIRONMENTAL MATTERS.

          (A) To the best of the knowledge of ACI and Shareholder, ACI is not liable, or potentially liable for any response cost or natural resource damages under Section 107(a) of CERCLA, or under any other so-called "SUPERFUND" or "SUPERLIEN" law or similar Legal Requirement, at or with respect to any site.

          (B) Since January 1, 1994, ACI has not received any notice or other communication (in writing or otherwise) from any Governmental Body or other Person regarding any actual, alleged, possible or potential liability arising from or relating to the presence, generation, manufacture, production, transportation, importation, use, treatment, refinement, processing, handling, storage, discharge, release, emission or disposal of any Hazardous Material. No Person has ever commenced or threatened to commence any contribution action or other Proceeding against ACI in connection with any such actual, alleged, possible or potential liability; and no event has occurred, and no condition or circumstance exists, that may directly or indirectly give rise to, or result in ACI becoming subject to, any such liability.

          (C) Except as set forth in Part 4.18 of the Disclosure Schedule, ACI has never generated, manufactured, produced, transported, imported, used, treated, refined, processed, handled, stored, discharged, released or disposed of any Hazardous Material (whether lawfully or unlawfully). Except as set forth in Part 4.18 of the Disclosure Schedule, ACI has never permitted (knowingly or otherwise) any Hazardous Material to be generated, manufactured, produced, used, treated, refined, processed, handled, stored, discharged, released or disposed of (whether lawfully or unlawfully):

               (1) on or beneath the surface of any real property that is, or that has at any time been, owned by, leased to, controlled by or used by ACI;

               (2) in or into any surface water, groundwater, soil or air associated with or adjacent to any such real property; or

               (3) in or into any well, pit, pond, lagoon, impoundment, ditch, landfill, building, structure, facility, improvement, installation, equipment, pipe, pipeline, vehicle or storage container that is or was located on or beneath the surface of any such real property or that is or has at any time been owned by, leased to, controlled by or used by ACI.

          (D) To the best of the knowledge of ACI and Shareholder, all property that is owned by, leased to, controlled by or used by ACI:

               (1)  is in clean and healthful condition;

               (2) is free of any Hazardous Material and any harmful chemical or physical conditions; and

               (3)  is free of any environmental contamination of any nature.

          (E) To the best of the knowledge of ACI and Shareholder, each storage tank or other storage container that is or has been owned by, leased to, controlled by or used by ACI that is or has been owned by, leased to, controlled by or used by ACI, or that is located on or beneath the surface of any real property owned by, leased to, controlled by or used by ACI:

               (1)  is in sound condition; and

               (2) has been demonstrated by accepted testing methodologies to be free of any corrosion or leaks.

     4.19 UNDISCLOSED LIABILITIES. ACI has no liabilities, claims, demands, actions, causes of action, or obligations (collectively referred to as a "LIABILITY" or "LIABILITIES" herein) of any nature, direct or indirect, absolute, contingent or otherwise except (i) as incurred in the ordinary course of business since the date of such financial statements and as set forth in the ACI Financial Statements and the Audited Balance Sheet, (ii) as disclosed in Part 4.19 and Part 4.22 of the Disclosure Schedule, or (iii) which are not material. For purposes of this Section 4.19 only, material shall be defined as $50,000 in the aggregate for all Liabilities.

     4.20 RELATED PARTY TRANSACTIONS. Except as set forth in Part 4.20 of the Disclosure Schedule:

          (A) no Related Party has any direct or indirect interest of any nature in any asset used in or otherwise relating to the business of ACI;

          (B)  no Related Party is indebted to ACI;

          (C) presently no Related Party has any direct or indirect material financial interest in, any Contract, transaction or business dealing of any nature involving ACI;

          (D) no Related Party is competing, or has at any time since January 1, 1995 competed, directly or indirectly, with ACI; and

          (E) no event has occurred, and no condition or circumstance exists, that will (with or without notice or lapse of time) give rise to or serve as a basis for any claim or right in favor of any Related Party against ACI, except as provided for or contemplated by this Plan and the Transactions.

     4.21 CERTAIN PAYMENTS, ETC. ACI has not, and to the best of ACI's and Shareholder's knowledge, no officer, employee, agent or other Person associated with ACI, while acting for or on behalf of ACI, has at any time, directly or indirectly:

          (A) used any corporate funds (1) to make any unlawful political contribution or gift or for any other unlawful purpose relating to any political activity, (2) to make any unlawful payment to any governmental official or employee, or (3) to establish or maintain any unlawful or unrecorded fund or account of any nature;

          (B) made any false or fictitious entry, or failed to make any entry that should have been made, in any of the books of account or other records of ACI;

          (C) made any unlawful payment including any payoff, influence payment, bribe to any person; or

          (D) agreed or committed to take any of the actions described in clauses "(a)" through "(c)" above.

     4.22 PROCEEDINGS; LEGAL PROCEEDINGS; ORDERS. Part 4.22 of the Disclosure Schedule sets forth the legal and administrative proceedings and investigations of any kind or nature now pending or threatened before any court, arbitrator or administrative body against ACI and/or the Shareholder. None of such proceedings set forth in Part 4.22 of the Disclosure Schedule, if determined adversely, except for the LDDS Litigation and unless specifically set forth and explained, would have a material adverse effect on ACI, its business, condition, assets, operations or earnings, or challenge the transactions contemplated by this Plan. ACI is not subject to any unsatisfied judgment, order or decree of any court of law, administrative board, regulatory agency, arbitrator or arbitration panel. Except as disclosed in Part 4.22 of the Disclosure Schedule, ACI is in substantial compliance with all laws, rules and regulations of governmental agencies and authorities, and any judgments, orders or decrees which by their terms apply to them.

     4.23 AUTHORITY; BINDING NATURE OF AGREEMENTS.

          (A) ACI has the right, power and authority to enter into and to perform its obligations under this Plan and each of the other Transactional Agreements to which it is or may become a party; and the execution, delivery and performance by ACI of this Plan and the other

Transactional Agreements have been duly authorized by all necessary action on the part of ACI and the Shareholder. This Plan constitutes, and the other Transactions Agreements constitute or will constitute, the legal, valid and binding obligation of ACI, enforceable against ACI in accordance with their terms.

          (B) The Shareholder has the right, power and capacity to enter into and to perform the Shareholder's obligations under each of the Transactional Agreements to which the Shareholder is or may become a party. This Plan constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms. Upon the execution of each of the other Transactional Agreements at Closing to which she is a party, each of such other Transactional Agreements will constitute the legal, valid and binding obligation of the Shareholder, and will be enforceable against the Shareholder in accordance with its terms.

     4.24 NON-CONTRAVENTION; CONSENTS. Except as set forth in Part 4.24 of the Disclosure Schedule, neither the execution and delivery of any of the Transactional Agreements, nor the consummation or performance of any of the Transactions, will directly or indirectly (with or without notice or lapse of time):

          (A) contravene, conflict with or result in a violation of (1) any of the provisions of ACI's Articles of Incorporation or Bylaws (including their amendments), or (2) any resolution adopted by ACI's sole shareholder, Board of Directors or any committee of ACI's Board of Directors;

          (B) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the valid right to challenge any of the Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which ACI, or any of the assets owned or used by ACI, is subject;

          (C) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by ACI or any of its employees or agents that otherwise relates to ACI's business or to any of the assets owned or used by ACI;

          (D) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material ACI Contract;

          (E) give any Person the right to (1) declare a default or exercise any remedy under any Material ACI Contract, (2) accelerate the maturity or performance of any Material ACI Contract, or (3) cancel, terminate or modify any Material ACI Contract;

          (F) cause ACI (or its successors) to pay, or to become liable for the payment of, any Tax;

          (G) contravene, conflict with or result in a violation or breach of or a default under any provision of, or give any Person the right to declare a default under, any Contract to which ACI is a party or by which ACI is bound; or

          (H) result in the imposition or creation of any encumbrance upon or with respect to any asset of ACI.

Except as set forth in Part 4.24 of the Disclosure Schedule, neither ACI nor the Shareholder was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution and delivery of any of the Transactional Agreements or the consummation or performance of any of the Transactions.

     4.25 BROKERS. Neither ACI nor the Shareholder nor their affiliates has agreed to become obligated to pay, or has taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder's fee or similar commission or fee in connection with any of the Transactions.

     4.26 FULL DISCLOSURE.

          (A) No Transactional Agreement contains or will contain any materially untrue statement of fact, and none of the Transactional Agreements omits or will omit to state any material fact necessary to make any of the representations, warranties or other statements or information contained therein not misleading.

          (B) Except as set forth in Part 4.26 of the Disclosure Schedule, there is no material fact within the knowledge of ACI and Shareholder (other than publicly known facts relating exclusively to political or economic matters of general applicability that will adversely affect all Comparable Entities) that (1) might have a materially adverse effect on ACI's business, condition, assets, liabilities, operations, financial performance, revenue, net income or prospects (or on any aspect or portion thereof) or on the ability of ACI or the Shareholder to comply with or perform any covenant or obligation under any of the Transactional Agreements, or (2) might have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.

          (C) The information set forth in the Disclosure Schedule, and all other information regarding ACI and its business, condition, assets, liabilities, operations, financial performance, revenue, net income and prospects that has been furnished to PAC, Parent or any of their Representatives by or on behalf of ACI or any of ACI's Representatives, is substantially accurate and complete in all material respects.

     4.27 ACI'S BUSINESS.  ACI represents and warrants that:

          (A) The Percentage Intrastate Usage (PIU) is accurate as represented and reported to the local exchange carriers and that Shareholder shall remain liable for any liabilities arising from shortfalls billed to ACI by ACI's local exchange carriers up through the Effective Time;

          (B) ACI has no extraordinary payments arising on or after December 31, 1995, or special arrangements owed to any agent or customer or that relates to its business, assets, liabilities or condition, financial or otherwise;

          (C) ACI has not committed to any arrangements with customers or sales agents that would require PAC or Parent to provide customer discounts, credits or reduced pricing from and after the Effective Time;

          (D)  Its DMS 250 Switches have the BCS 35 upgrades and SS7
Signaling;

          (E) ACI owns outright and with no further obligations the Phoenix, Minneapolis, and Colorado Springs switches which are all Northern Telecom DMS 250 switches operating at the following total minutes of capacity levels:

               - Phoenix - 20% of capacity;
               - Colorado Springs - 65% of capacity;
               - Minneapolis - 80% of capacity;

          (F) ACI has no Billing Pad programmed into its billing or in the Clock of any of the DMS 250 Switches;

          (G) ACI has no volume commitments or term commitments with ACI's carriers;

          (H) ACI has or will have as of the Effective Time written letters of agency for at least 80 percent of the customers of ACI; and

          (I) ACI maintains an average usage of not less than $100 per business customer.

    4.28 REGISTRATION OF SHARES. The information to be supplied by Shareholder to Parent for inclusion in Parent's Registration Statement(s) to register part or all of the Shares to be filed under the Securities Act of 1933, as amended (the "1933 ACT"), with the Securities and Exchange Commission ("SEC"), pursuant to Section 2 hereof, will not, at the time the Registration Statement(s) become(s) effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents which the Shareholder is responsible for filing, or which she furnishes to Parent in connection with the Registration

Statement(s), will comply as to form and substance in all material respects with the provisions of applicable law.

    4.29  SECURITIES LAWS COMPLIANCE.

          (A) INVESTMENT INTENT. Shareholder is acquiring the Shares, the Note and the Temporary Note (collectively, the "Securities") solely for her own account for investment and not with a view to or for sale in connection with any distribution of the Securities or any portion thereof and not with any present intention of selling, offering to sell or otherwise disposing of or distributing the Securities or any portion thereof in any transaction other than a transaction exempt from registration under the 1933 Act.

          (B) RESIDENCE. Shareholder's principal residence is located at 1559 Genesee Vista, Golden, Colorado 80401.

          (C) INFORMATION CONCERNING THE PARENT AND PAC. Shareholder has heretofore received all information regarding Parent and PAC and their plans, operations and financial condition as the Shareholder has deemed necessary and appropriate to enable her to evaluate the financial risk inherent in making an investment in the Securities, and Shareholder has received satisfactory and complete information concerning the business and financial condition of Parent and PAC in response to all inquiries in respect thereof.

          (D) ECONOMIC RISK. Shareholder realizes that the Securities will be a highly speculative investment and involve a high degree of risk, and Shareholder is able, without impairing the Shareholder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of her investment.

          (E) RESTRICTED SECURITIES. Shareholder understands that the Securities are being offered and sold without registration under the 1933 Act, and without qualification under the securities or blue sky laws of any state, pursuant to exemptions from registration and qualifications relating to transactions not involving a public offering or solicitation. These exemptions only exempt the issuance of the Securities to Shareholder and not any sale or other disposition of the Securities or any interest therein by Shareholder. Accordingly, there can be no assurance that Shareholder will be able to sell or transfer any of the Securities or any interest therein, and Shareholder agrees not to make any such sales or dispositions unless the Securities are so registered or qualified or other conditions (which may never be met) are met. The Shareholder is acquiring the Securities solely for her own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof.

          (F) RESTRICTIVE LEGEND. (i) Shareholder acknowledges that the certificate or certificates evidencing the Shares, the Temporary Note and the Note will bear a legend to the following effect or in some variable form in Parent and PAC's discretion:

    THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY APPLICABLE STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE ACT AND SUCH STATE SECURITIES OR BLUE SKY LAWS.

    (ii) The Shareholder acknowledges that the Note and the Temporary Note will bear an additional legend to the following effect:

    THIS PROMISSORY NOTE IS NONTRANSFERABLE AND SUBJECT TO A RIGHT OF SETOFF AS SET FORTH IN THE AGREEMENT AND PLAN OF MERGER (THE "PLAN") ENTERED INTO AS OF JANUARY 16, 1996 BY AND AMONG PHOENIX NETWORK ACQUISITION CORP., PHOENIX NETWORK, INC., AUTOMATED COMMUNICATIONS, INC. AND JUDY VAN ESSEN, AND THUS THE PRINCIPAL AND ACCRUED INTEREST UNDER THIS NOTE MAY BE REDUCED IN PART OR ENTIRELY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

    4.30 EXHIBITS AND DISCLOSURE SCHEDULES. All statements contained in the Exhibits and Disclosure Schedule pursuant to this Plan are incorporated herein and made a part of this Plan by reference thereto and shall be deemed to be additional representations and warranties of the party furnishing the Disclosure Schedule or Exhibit.

    4.31 SOLE SHAREHOLDER. Judy Van Essen is the sole shareholder of ACI. ACI has no capital stock issued and outstanding, and as of immediately before the Effective Time will have no capital stock issued and outstanding, except for 100,000 shares of voting common stock, all of which are, and will be through the Effective Time, owned by Shareholder. Shareholder (i) is the sole, exclusive owner of 100,000 shares of ACI Common Stock; (ii) will not sell, encumber or dispose of any such shares prior to the Effective Time; and
(iii) has complete and unrestricted power to sell or exchange or otherwise dispose of, such shares, and at the Effective Time such shares shall be free and clear of all liens and encumbrances.

    4.32  ASSUMPTION OF CONTRACTS, REAL AND PERSONAL PROPERTY LEASES.

          (A) ACI does not own any real property. All of the leases of real property with respect to real property leased or subleased by ACI, or by which it holds any leasehold interest including the real property leases (the "REAL PROPERTY LEASES") described in Part 4.32(a) of the Disclosure Schedule with respect to the real property described thereon (the "LEASED REAL PROPERTY"), are assumable by PAC pursuant to the Merger.

          (B) All of the Contracts are assumable by PAC pursuant to the Merger.

          (C) All of the leases of personal property with respect to personal property leased or subleased by ACI, or by which it holds any lease interest including the personal property (the "PERSONAL PROPERTY LEASES") described in Part 4.32(c) of the Disclosure Schedule with respect to the personal property described thereon (the "PERSONAL PROPERTY"), are assumable by PAC pursuant to the Merger.

          (D) If any Real Property Lease, Personal Property Lease and/or Contract for which assumption by PAC is not allowed without the consent of a third party, each party shall use its reasonable best efforts (without any requirement on the part of them to pay any money or agree to any change in the terms of any such Real Property Lease, Personal Property Lease and/or Contract) to obtain the consent of such other party to the assumption of any such Real Property Lease, Personal Property Lease and/or Contract by PAC in all cases in which such consent is or may be required for such assumption. If any such consent shall not be obtained, Shareholder shall indemnify, defend and hold PAC and Parent harmless from any and all obligations, damages and claims which arise as a result of ACI's and Shareholder's failure to obtain consent to assumption. Any damages incurred by PAC or Parent and not paid by Shareholder may be setoff against amounts due under the Temporary Note or the Note or property held pursuant to the Escrow Agreement and the value of any such Real Property Lease, Personal Property Lease and/or Contract shall be deducted or setoff against the Merger Consideration or other amounts owed to Shareholder.

    4.33 REPRESENTATION OF PARTIES BY LEGAL AND TAX ADVISORS. Each of the parties hereto has been advised by, consulted with and represented by its own respective attorneys and other tax advisors concerning the Transactions, the Transactional Agreements and their legal, tax and other consequences.

    4.34 EXCLUDED ASSETS. Shareholder shall assume all liability for the Excluded Assets and shall indemnify, defend and hold PAC and Parent harmless against any claims, demands or damages incurred by PAC or Parent relating to such Excluded Assets.

    4.35 ACI NOTE PAYABLE. The ACI Note Payable to the Shareholder as of the Closing will have an outstanding principal balance of $4,000,000 and all accrued and unpaid interest will have been paid in full immediately prior to the Closing.

5.  REPRESENTATIONS AND WARRANTIES OF PAC AND PARENT.

    PAC and Parent represent and warrant, as relates to their own respective entity, to and for the benefit of ACI and the Shareholder, as follows:

    5.1 ORGANIZATION AND GOOD STANDING. Each of PAC and Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

     5.2 PROCEEDINGS, LEGAL PROCEEDINGS; ORDERS. Part 5.2 of the Disclosure Schedule sets forth the material legal and administrative proceedings and investigations of any kind or nature now pending or threatened before any court, arbitrator or administrative body against PAC and/or the Parent. None of such proceedings set forth in Part 5.2 of the Disclosure Schedule, if determined adversely, unless specifically set forth and explained, would have a material adverse effect on PAC or Parent, their business, condition, assets, operations or earnings, or challenge the transactions contemplated by this Plan. PAC and Parent are not subject to any unsatisfied judgment, order or decree of any court of law, administrative board, regulatory agency, arbitrator or arbitration panel. Except as disclosed in Part 5.2 of the Disclosure Schedule, PAC and Parent are in substantial compliance with all laws, rules and regulations of governmental agencies and authorities, and any judgments, orders or decrees which by their terms apply to them.

     5.3  FULL DISCLOSURE.

          (A) None of the Transactional Agreement contains or will contain any materially untrue statement of fact, and none of the Transactional Agreements omits or will omit to state any material fact necessary to make any of the representations, warranties or other statements or information contained therein not misleading.

          (B) Except as set forth in Part 5.3 of the Disclosure Schedule, there is no material fact known by PAC or Parent (other than publicly known facts relating exclusively to political or economic matters of general applicability that will adversely affect all entities comparable to PAC and Parent) that (1) might have a materially adverse effect on PAC and Parent's business, condition, assets, liabilities, operations, financial performance, revenue, net income or prospects (or on any aspect or portion thereof) or on the ability of PAC or the Parent to comply with or perform any covenant or obligation under any of the Transactional Agreements, or (2) might have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.

          (C) The information set forth in the Disclosure Schedule supplied by PAC and the Parent, and all other information regarding PAC and Parent and their business, condition, assets, liabilities, operations, financial performance, revenue, net income and prospects that has been furnished to ACI or any of its Representatives by or on behalf of PAC and Parent or any of their Representatives, is substantially accurate and complete in all material respects.

     5.4 BROKERS. PAC and Parent have not agreed to become obligated to pay, and have not taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder's fee or similar commission or fee in connection with any of the Transactions.

     5.5 NON-CONTRAVENTION; CONSENTS. Except as set forth in Part 5.5 of the Disclosure Schedule, neither the execution and delivery of any of the Transactional Agreements, nor the consummation or performance of any of the Transactions, will directly or indirectly (with or without notice or lapse of time):

          (A) contravene, conflict with or result in a violation of (1) any of the provisions of PAC's and Parent's Articles of Incorporation or Bylaws (including their amendments), or (2) any resolution adopted by PAC's and Parent's stockholders, Board of Directors or any committee of their Board of Directors;

          (B) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the valid right to challenge any of the Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Parent or PAC is subject; and

          (C) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or PAC or any of their employees or agents that otherwise relates to their business or to any of the assets owned or used by them.

     5.6 ISSUANCE OF SHARES OF PARENT. All of the Shares will be duly and validly issued and will be fully paid and nonassessable. The Shares will not be issued in violation of the preemptive rights of any stockholder of Parent.

     5.7 ISSUANCE OF NOTE. Upon issuance, the Temporary Note will be validly issued and a binding obligation of PAC. Upon issuance, the Note will be validly issued and a binding obligation of PAC.

     5.8 GUARANTEE. Upon issuance of the Temporary Note, Parent's guarantee of the Temporary Note will be a valid and binding obligation of Parent. Upon issuance of the Note, Parent's guarantee of the Note will be a valid and binding obligation of Parent.

     5.9 ACCESS TO RECORDS FOR LITIGATION AND TAXES. Upon reasonable prior written notice to PAC, Shareholder shall have reasonable access to the business records transferred to PAC and former employees of ACI then working for PAC solely for matters relating to litigation and taxes of Shareholder.

     5.10 AUTHORITY; BINDING NATURE OF AGREEMENTS.

          (A) Parent has the right, power and authority to enter into and to perform its obligations under this Plan; and the execution, delivery and performance by Parent of this Plan has been duly authorized by all necessary action on the part of Parent. This Plan constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms.

          (B) PAC has the right, power and capacity to enter into and to perform PAC's obligations under each of the Transactional Agreements to which PAC is or may become a party. This Plan constitutes the legal, valid and binding obligation of PAC, enforceable against PAC in accordance with its terms. Upon the execution of each of the other Transactional Agreements at Closing to which it is a party, each of such other Transactional Agreements will constitute the legal, valid and binding obligation of PAC and will be enforceable against PAC in accordance with its terms.

     5.11 WILTELL NOTE. PAC and Parent shall use their reasonable efforts to obtain a discount with regard to ACI's promissory note payable to WilTel.

6.   COVENANTS OF THE PARTIES.

     6.1 ACCESS AND INVESTIGATION. Each of Shareholder, PAC and Parent shall use their best efforts at all times following the Closing Date so that:

          (A) The parties and their Representatives provide the other parties and their Representatives with reasonable access to the parties Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to ACI;

          (B) The parties provide each other and their Representatives with such copies of existing books, records, Tax Returns, work papers and other documents and information relating to ACI as such party may reasonably request in good faith; and

          (C) The parties provide each other and their Representatives with such additional financial, operating and other data and information regarding ACI as such party may reasonably request in good faith.

     6.2 FILINGS AND CONSENTS. Each of ACI, Shareholder, PAC and Parent shall use their best efforts to effect the following:

          (A) each filing or notice required to be made or given (pursuant to any applicable Legal Requirement, Order or Contract, or otherwise) by ACI or the Shareholder in connection with the execution and delivery of any of the Transactional Agreements or in connection with the consummation or performance of any of the Transactions (including each of the filings and notices identified in Part 4.24 of the Disclosure Schedule) is made or given as soon as possible after the date of this Plan;

          (B) each consent required to be obtained (pursuant to any applicable Legal Requirement, Order or Contract, or otherwise) by ACI or the Shareholder in connection with the execution and delivery of any of the Transactional Agreements or in connection with the consummation or performance of any of the Transactions (including each of the Consents identified in Part 4.24 of the Disclosure Schedule) is obtained as soon as reasonably possible after the date of this Plan and remains in full force and effect through after the Closing Date;

          (C) Shareholder promptly delivers to PAC a copy of each filing made, each notice given and each Consent obtained by Shareholder or ACI in connection with the Transactions; and

          (D)  Each of ACI, Shareholder, PAC and Parent and their
Representatives shall cooperate with one another, and prepare and make available such documents and take such other actions as it may request in good faith, in connection with any filing, notice or Consent that PAC is required or elects to make, give or obtain.

     6.3 AFFILIATES AGREEMENT. The Shareholder shall execute and deliver to PAC and Parent on or before the Closing an Affiliates Agreement, substantially in the form of EXHIBIT F hereto.

     6.4 PERSONNEL. Except for "cause", PAC shall not terminate any of the sales people, sales agents or customers (other than those customers that are delinquent in the payment of their accounts), of ACI immediately prior to the Effective Time, for a period of three months commencing on the Closing Date.

     6.5 COLLECTION PROCEDURES. PAC will use ACI's collection procedures through March 31, 1996 and will not compromise any account receivable acquired from ACI without Shareholder's prior consent.

7.   [INTENTIONALLY LEFT BLANK]

8.  CONDITIONS PRECEDENT TO PARENT'S AND PAC'S OBLIGATION TO CLOSE.

     Each and every obligation of PAC and Parent to be performed before or on the Effective Time or thereafter shall be subject to the satisfaction prior to or at the Closing of each of the following conditions (any of which may be waived by PAC or Parent, in whole or in part, in accordance with Section 13.12):

     8.1 SATISFACTORY COMPLETION OF PRE-ACQUISITION REVIEW. PAC shall have satisfactorily completed its pre-acquisition investigation and review of ACI's business, condition, assets, liabilities, operations, financial performance, net income and prospects and shall be satisfied with the results of that investigation and review.

     8.2 ACCURACY OF REPRESENTATIONS. All of the representations and warranties made by ACI and Shareholder in this Plan (considered collectively), and each of said representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Plan, and shall be accurate in all material respects as of the Closing as if made at the Closing.

     8.3  PERFORMANCE OF OBLIGATIONS.

          (A) ACI and the Shareholder shall have executed and delivered each of the agreements and other documents required to be executed and delivered by ACI and the Shareholder pursuant to Section 10.1; and

          (B) All of the other covenants and obligations that ACI and the Shareholder are required to comply with or perform at or prior to the Closing (considered collectively), and each of said covenants and obligations (considered individually), shall have been duly complied with and performed in all material respects.

     8.4  APPROVAL OF PAC'S AND PARENT'S BOARDS OF DIRECTORS; CONSENTS.

          (A) The boards of directors of each of PAC and Parent shall have ratified the execution of this Plan by PAC and shall have approved the consummation of the Transactions, on or before January 16, 1996; and

          (B) All material Consents identified in Part 4.24 of the Disclosure Schedule shall have been obtained and shall be in full force and effect.

     8.5 NO ADVERSE CHANGE. There shall have been no material adverse change in revenue, ACI's business, condition, assets, liabilities, operations, financial performance, net income, revenue, or prospects (or in any aspect or portion thereof) since the date of this Plan.

     8.6 ADDITIONAL DOCUMENTS. PAC and Parent shall have received the following documents:

          (A) an opinion letter from Christoffel, Elliott & Albrecht, P.A., dated the Closing Date, and

          (B) such other documents as Parent and PAC may request in good faith for the purpose of (1) evidencing the accuracy of any representation or warranty made by ACI or the Shareholder, (2) evidencing the compliance by ACI or Shareholder with, or the performance by ACI or Shareholder of, any covenant or obligation set forth in this Plan, (3) evidencing the satisfaction of any condition set forth in this Section 8, or (4) otherwise facilitating the consummation or performance of any of the Transactions.

     8.7 NO PROCEEDINGS. Since the date of this Plan, there shall not have been commenced or threatened against PAC or Parent, or against any Person affiliated with PAC or Parent, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Transactions, or (b) that might have the effect of preventing, delaying, making illegal or otherwise interfering with or decreasing the value to PAC of any of the Transactions.

     8.8 NO CLAIM REGARDING OWNERSHIP OR SALE PROCEEDS. No Person shall have made or threatened any claim asserting that such Person (a) may be the holder or the beneficial owner of, or may have the right to acquire or to obtain beneficial ownership of, any of the assets of ACI, as solely determined by PAC, capital stock or other securities of ACI, or (b) may be entitled to all or any portion of the Merger Consideration.

     8.9 NO PROHIBITION. Neither the consummation nor the performance of any the Transactions will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of, or cause PAC or Parent to suffer any material adverse consequence under, (a) any applicable Legal Requirement or Order, or (b) any Legal Requirement or Order that has been proposed by or before any Governmental Body.

     8.10 SECTION 1445 AFFIDAVIT. ACI shall have delivered to PAC an affidavit, in form satisfactory to PAC, to the effect that ACI is not a "foreign person," "foreign corporation," "foreign partnership," "foreign trust," or "foreign estate" under Section 1445 of the Code, and containing all such other information as is required to comply with the requirements of such Section of the Code.

9.  CONDITIONS PRECEDENT TO ACI'S AND THE SHAREHOLDER'S OBLIGATION TO CLOSE

     ACI's and the Shareholder's obligation to close and take the other actions required to be taken by ACI and the Shareholder at the Closing is subject to the satisfaction, at or prior to the

Closing, of each of the following conditions (any of which may be waived by ACI and Shareholder, in whole or in part, in accordance with Section 13.12):

     9.1 ACCURACY OF REPRESENTATIONS. All of the representations and warranties made by PAC and Parent in this Plan (considered collectively), and each of said representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Plan and shall be accurate in all material respects as of the Effective Time.

     9.2  PARENT'S AND PAC'S PERFORMANCE.

          (A) PAC and Parent shall have executed and delivered all documents required to be executed and delivered by PAC and Parent pursuant to Section 10 and shall have transferred the consideration contemplated by Section 2.

          (B) All of the other covenants and obligations that PAC and Parent are required to comply with or to perform pursuant to this Plan at or prior to the Closing (considered collectively), and each of said covenants and obligations (considered individually), shall have been complied with and performed in all material respects.

     9.3 NO INJUNCTION. There shall not be in effect any injunction that shall have been entered by a court of competent jurisdiction since the date of this Plan that prohibits the transactions contemplated herein.

     9.4 NO ADVERSE CHANGE. There shall have been no material adverse change in revenue, Parent's business, condition, assets, liabilities, operations, financial performance, net income, revenue, or prospects (or in any aspect or portion thereof) since September 30, 1995.

     9.5 NO PROCEEDINGS. Since September 30, 1995, there shall not have been commenced or threatened against the Parent, or against any Person affiliated with the Parent, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Transactions, or (b) that might have the effect of preventing, delaying, making illegal or otherwise interfering with or materially decreasing the value to the Shareholder of any of the Transactions.

     9.6 NO PROHIBITION. Neither the consummation nor the performance of any of the Transactions will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of, or cause ACI or Shareholder to suffer any material adverse consequence under,
(a) any applicable Legal Requirement or Order, or (b) any Legal Requirement or Order that has been proposed by or before any Governmental Body.

     9.7 ADDITIONAL DOCUMENTS. ACI and Shareholder shall have received the following documents:

          (A) an opinion letter from Freeborn & Peters, dated the Closing Date; and

          (B) such other documents as ACI and Shareholder may request in good faith for the purpose of (1) evidencing the accuracy of any representation or warranty made by PAC and Parent, (2) evidencing the compliance by PAC and Parent with, or the performance by PAC and Parent of, any covenant or obligation set forth in this Plan, (3) evidencing the satisfaction of any condition set forth in this Section 9, or (4) otherwise facilitating the consummation or performance of any of the Transactions.

10. CLOSING.

     The closing of the sale of the transactions set forth herein shall take place at the offices of Freeborn & Peters in Denver, Colorado at 3:00 P.M. (Colorado time) on January 16, 1996 (or at such other place or time as PAC and ACI may jointly designate).

     10.1  ACI AND SHAREHOLDER DOCUMENTS.

           (A) Shareholder shall execute and deliver to PAC and Parent three Noncompetition Agreements in the form of EXHIBIT G.

           (B) ACI and Judy Van Essen and Gary Albrecht shall execute and deliver an Acknowledgment of Termination of Employment Agreement in the form of EXHIBIT H, which shall acknowledge their resignations as employees from ACI.

           (C) Christoffel, Elliott & Albrecht, P.A., counsel to ACI and the Shareholder, shall furnish a written opinion, dated as of the Effective Time, addressed to PAC and Parent.

           (D) ACI shall furnish a certified copy of the resolutions of the Board of Directors and the sole Shareholder of ACI authorizing and approving this Plan and the consummation of the transactions contemplated by this Plan.

           (E) ACI shall furnish a copy of the bylaws of ACI certified by the Secretary or Assistant Secretary of ACI to be true, correct and complete, and a copy of the Articles of Incorporation of ACI certified by the Secretary of State of the State of Colorado.

           (F) Incumbency certificates relating to each person executing any document executed and delivered to PAC and Parent pursuant to the terms hereof shall be furnished by ACI.

           (G) Such other documents as PAC and Parent may request in good faith for the purpose of (1) evidencing the accuracy of any representation or warranty made by ACI or Shareholder, (2) evidencing the compliance by ACI or Shareholder with, or the performance by ACI or Shareholder, of any covenant or obligation set forth in this Plan, (3) evidencing the satisfaction of any condition set forth in Section 8, or (4) otherwise facilitating the consummation or performance of any of the Transactions.

         (H) ACI and Shareholder shall execute and deliver to PAC and Parent an Indemnification and Hold Harmless Agreement, substantially in the form of
EXHIBIT I.

         (I) Shareholder shall execute and deliver an Affiliates Agreement to PAC and Parent on or before the Closing, substantially in the form of EXHIBIT F hereto.

         (J) Shareholder shall execute and deliver to PAC and Parent an Escrow Agreement, substantially in the form of EXHIBIT B, and Shareholder shall deposit the Shares of Parent required under the Escrow Agreement with the Escrow Agent (as defined in the Escrow Agreement).

         (K) ACI and Shareholder shall execute and deliver to PAC and Parent an Assignment of Contracts and Leases and Assumption of Responsibility, substantially in the form of EXHIBIT J hereto.

    10.2 PAC'S AND PARENT'S DOCUMENTS.

         (A) PAC and Parent each shall deliver incumbency certificates relating to each person executing any document executed and delivered to ACI and Shareholder pursuant to the terms hereof.

         (B) PAC and Parent each shall deliver all other documents, instruments or writings required to be delivered to ACI and the Shareholder at or prior to the Closing pursuant to this Plan and such other certificates of authority and documents as ACI may reasonably request.

         (C) PAC and/or Parent shall deliver to Shareholder at the Closing, the following executed documents: (i) the Temporary Note, (ii) the Guaranty,
(iii) the opinion of Freeborn & Peters, (iv) certificates representing the Shares, (v) the Indemnification and Hold Harmless Agreement, and (vi) the Escrow Agreement.

         (D) Parent and PAC shall furnish certified copies of the resolutions of the Boards of Directors authorizing and approving this Plan and the consummation of the transactions contemplated by this Plan.

         (E) Parent and PAC shall each furnish a copy of the bylaws of each of them certified by the Secretary or Assistant Secretary of Parent or PAC, to be true, correct and complete, and copies of the Articles of Incorporation of Parent and PAC certified by the Secretary of State of the State of Delaware.

         (F) Incumbency certificates relating to each person executing any document executed and delivered to Shareholder pursuant to the terms hereof shall be furnished by Parent and PAC.

11. TERMINATION.

    11.1 TERMINATION EVENTS. This Plan may be terminated by any party if it is not executed and delivered by the parties hereto on or before 11:59 P.M. Denver time on January 16, 1996.

12. INDEMNIFICATION, ETC.

    12.1 SURVIVAL OF REPRESENTATIONS AND COVENANTS.

         (A) All of the representations, warranties, covenants and obligations of the Shareholder contained in this Plan shall survive the Closing hereunder (even if PAC and/or the Parent knew or had reason to know of any misrepresentation of breach of warranty or agreement at the time of Closing) and continue thereafter in full force and effect including through the periods set forth below:

             (1) the Closing of the Merger;

             (2) any sale or other disposition of any or all of the assets acquired by PAC as part of the Merger, but any such party to whom the assets are sold or transferred shall not be accorded any rights or remedies pursuant to this Plan;

             (3) any Acquisition Transaction effected by or otherwise involving PAC or Parent; and

             (4) the performance of the parties under any and all of the Transactions Agreements.

All of said representations, warranties, covenants and obligations shall remain in full force and effect and shall survive for a period of eighteen months from the Closing Date, except for (i) Section 4.28 for which said representations and warranties shall survive for a period of sixty months from the Closing Date, and (ii) Parents' obligation to pay costs for registering some of the Shares as set forth in Section 2.3(b) hereof. As to any claim by an Indemnitee of a breach of a representation, warranty, covenant or obligation of the Indemnifying Party under the Plan, the Indemnitee must provide notice of the claim within 18 months of the date of this Plan and, if the Indemnifying Party disputes the obligation to indemnify, an arbitration proceeding pursuant to the provisions of this Plan seeking resolution of such claim must be commenced within 90 days after the end of the 18 month period or such claim will become void.

    12.2 INDEMNIFICATION.

         (A) BY SHAREHOLDER. Shareholder shall hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any damages, expenses, costs, liabilities, and obligations (collectively, the "Damages") which are directly or indirectly suffered or incurred by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject at any time (regardless of whether or not such Damages relate to any third-party claim) and which arise directly or indirectly from or as a direct or indirect result of, or are directly or indirectly connected with:

             (1) any breach of any representation or warranty made by ACI or Shareholder in this Plan;

             (2) any breach of any representation, warranty, statement, information or provision contained or required to be contained in the Disclosure Schedule or in the documents delivered by ACI and/or Shareholder to PAC and/or Parent.

             (3) any breach of any covenant or obligation of ACI or Shareholder;

             (4) any liability to which PAC or any of the other Indemnitees may become subject and that arises directly or indirectly from or relates directly or indirectly to (A) any product manufactured or sold, or any service performed, by or on behalf of ACI on or at any time prior to the Effective Time, (B) the presence of any hazardous material at any site owned, leased, occupied or controlled by ACI on or at any time prior to the Effective Time, or (C) the generation, manufacture, production, transportation, importation, use, treatment, refinement, processing, handling, storage, discharge, release or disposal of any hazardous material (whether lawfully or unlawfully) by or on behalf of ACI on or at any time prior to the Effective Time; or

             (5) any Proceeding relating directly or indirectly to any breach, alleged breach, liability or matter of the type referred to in clause "(1)," "(2)," "(3)," or "(4)" above (including any Proceeding commenced by any Indemnitee for the purpose of enforcing any of its rights under this
Section 12).

         (B) BY PAC AND PARENT. PAC and Parent shall hold harmless and indemnify Shareholder from and against, and shall compensate and reimburse Shareholder for, any Damages which are directly or indirectly suffered or incurred by Shareholder or to which Shareholder may otherwise become subject at any time (regardless of whether or not such Damages relate to any third-party claim) and which arise directly or indirectly from or as a direct or indirect result of, or are directly or indirectly connected with:

             (1) any breach of any representation or warranty made by PAC or Parent in this Plan or in the Closing Certificates;

             (2) any breach of any representation, warranty, statement, information or provision contained or required to be contained in the Disclosure Schedule or in the documents delivered by PAC and/or Parent to ACI and Shareholder.

             (3) any breach of any covenant or obligation of PAC or Parent to ACI or Shareholder;

             (4) any liability to which Shareholder may become subject and that arises directly or indirectly from or relates directly or indirectly to any product manufactured or sold, or any service performed, by or on behalf of PAC and Parent after the Effective Time; or

             (5) any Proceeding relating directly or indirectly to any breach, alleged breach, liability or matter of the type referred to in clause "(1)," "(2)," "(3)," or "(4)" above (including any Proceeding commenced by Shareholder for the purpose of enforcing any of her rights under this
Section 12).

    12.3 THRESHOLD AND SOURCE OF INDEMNITY. Shareholder shall not be required to make any indemnification payment pursuant to Section 12.2(a) for any breach of any of its or ACI's representations, warranties, covenants and other agreements until such time as the total amount of all Damages (including the Damages arising from such breach and all other Damages arising from any other breaches of any representations, warranties, covenants and other agreements) that have been directly or indirectly suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds $50,000 in the aggregate. At such time as the total amount of such Damages exceeds $50,000 in the aggregate, the Indemnitees shall be entitled to be indemnified against the full amount of such Damages (and not merely the portion of such Damages exceeding $50,000).

    Neither PAC or Parent shall be required to make any indemnification payment pursuant to Section 12.2(b) for any breach of any of its representations, warranties, covenants and other agreements until such time as the total amount of all Damages (including the Damages arising from such breach and all other Damages arising from any other breaches of any representations, warranties, covenants and other agreements) that have been directly or indirectly suffered or incurred by the Shareholder, or to which the Shareholder has otherwise become subject, exceeds $50,000 in the aggregate. At such time as the total amount of such Damages exceeds $50,000 in the aggregate, the Shareholder shall be entitled to be indemnified against the full amount of such Damages (and not merely the portion of such Damages exceeding $50,000). Nothing in this Section 12.3 shall be construed to extend the time period specified in Section 12.1.

    12.4 SETOFF. In addition to any rights of setoff or other rights that PAC and/or Parent or any of the other Indemnitees may have at common law, by statute or otherwise, PAC and/or Parent shall have the right to set off any amount that may be owed to any Indemnitee under this Section 12 (including but not limited to the breach by ACI or Shareholder of a representation, warranty, covenant or other agreement) against any amount otherwise payable by PAC or Parent under the Note, the Temporary Note and the Escrow Agreement otherwise, or by any other Indemnitee, to the Shareholder. For example, in the event that PAC is owed $75,000 by Shareholder pursuant to this Section 12, PAC shall have the right, in its sole discretion, to offset any payment under the Note or the Escrow Agreement by a corresponding $75,000.

     PAC and Parent shall have the option of the setoff of all or any part of any Damages they may suffer by notifying the Shareholder in writing that PAC and/or Parent is electing to recover Shares from the Escrow Deposit established by the Escrow Agreement between PAC and Shareholder, subject to the terms and conditions of said Escrow Agreement and this Plan. For the purposes of setoff against the Escrow Deposit, (i) in the event that the ask price is lower than $3.75 per Share as of the date that PAC and/or PAC exercise(s) its right of setoff herein, then PAC and Parent must setoff against the Shares, and (ii) in the event that the bid price is at least $3.75 per Share as of the date that PAC and/or PAC exercises its right of setoff herein, then PAC and Parent may setoff against the Shares, the Temporary Note, or the Note, in its sole discretion. Nothing in this Section
12.4 shall be construed to extend the time period specified in Section 12.1.

     12.5 NONEXCLUSIVITY OF INDEMNIFICATION AND SETOFF REMEDIES. The indemnification and setoff remedies and other remedies provided in this
Section 12 shall not be deemed to be exclusive. Accordingly, the exercise by any Person of any of its rights under this Section 12 shall not be deemed to be an election of remedies and shall not be deemed to prejudice, or to constitute or operate as a waiver of, any other right or remedy that such Person may be entitled to exercise (whether under this Plan, under any other contract, under any statute, or other Legal Requirement, at common law, in equity or otherwise). Nothing in this Section 12.5 shall be construed to extend the time period specified in Section 12.1.

     12.6 EXERCISE OF REMEDIES BY INDEMNITEES OTHER THAN PAC AND PARENT. No Indemnitee (other than PAC, Parent or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Plan unless PAC and Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

13.  MISCELLANEOUS PROVISIONS.

     13.1 FURTHER ASSURANCES. Each party hereto shall execute and/or cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at, or after the Closing) for the purpose of carrying out or evidencing any of the Transactions.

     13.2  FEES AND EXPENSES.

           (A)  Subject to the indemnification provisions set forth in
Section 12, Shareholder shall bear and pay all fees, costs and expenses (including all legal fees and expenses payable to counsel for ACI and Shareholder) that have been incurred or that are in the future incurred by, on behalf of or for the benefit of ACI or Shareholder in connection with:

                (1) the negotiation, preparation and review of any term sheet or similar document relating to any of the Transactions;

                (2) the negotiation, preparation and review of this Plan (including the Disclosure Schedule), the other Transactional Agreements and all certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Transactions;

                (3) the preparation and submission of any filing or notice required to be made or given by the parties in connection with any of the Transactions, and obtaining any Consent required to be obtained in connection with any of the Transactions; and

                (4)  the consummation and performance of the Transactions.

           (B) Subject to the indemnification provisions of Section 12, PAC and Parent shall bear and pay all fees, costs and expenses (including all legal fees and expenses payable to Freeborn & Peters) that have been incurred or that are in the future incurred by or on behalf of PAC and Parent in connection with:

                (1) the negotiation, preparation and review of any term sheet or similar document relating to any of the Transactions;

                (2) the investigation and review conducted by PAC and Parent and their Representatives with respect to ACI's business;

                (3) the negotiation, preparation and review of this Plan, the other Transactional Agreements and all certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Transactions; and

                (4)  the consummation and performance of the Transactions.

     13.3 ATTORNEYS' FEES. If any legal action or other legal proceeding (including arbitration) relating to any of the Transactional Agreements or the enforcement of any provision of any of the Transactional Agreements is brought against any party hereto, including, but not limited to any claim under which indemnity is sought pursuant to Section 12 hereunder, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

     13.4 NOTICES. Any notice or other communication required or permitted to be delivered to any party under this Plan shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by telecopier) to the address set forth beneath the name of such party below (or to such other address as such party shall have specified in a written notice given to the other parties hereto in accordance with this Section 13.4):

     IF TO SHAREHOLDER:

          Judy Van Essen
          1559 Genesee Vista
          Golden, Colorado 80401
          WITH A COPY TO:

          Christoffel, Elliot & Albrecht, P.A.
          805 Capital Centre
          386 North Wabasha Street
          Saint Paul, MN 55102
          Attn: James F. Christoffel, Esq.

     IF TO PAC OR PARENT:

          Phoenix Network Acquisition Corp.
          Phoenix Network, Inc.
          550 California Street, 11th Floor
          San Francisco, CA 94104
          Attention:   Jeffrey L. Bailey

          WITH A COPY TO:

          Freeborn & Peters
          950 17th Street, Suite 2600
          Denver, Colorado 80202
          Attention: Ernest J. Panasci, Esq.

     13.5 PUBLICITY. Without limiting the generality of anything contained herein, on and at all times after the Closing Date:

           (a) except as provided for in or as contemplated by the Plan, no press release or other publicity concerning any of the Transactions shall be issued or otherwise disseminated by or on behalf of ACI or Shareholder, and ACI and Shareholder shall continue to keep the existence and terms of this Plan and the other Transactional Agreements strictly confidential; and

           (b) ACI and Shareholder shall keep strictly confidential, and shall not use or disclose to any other Person, any non-public document or other information in their possession that relates directly or indirectly to the Merger, Parent or any other affiliates.

     13.6  TIME OF THE ESSENCE. Time is of the essence of this Plan.

     13.7 HEADINGS. The underlined headings contained in this Plan are for convenience of reference only, shall not be deemed to be a part of this Plan and shall not be referred to in connection with the construction or interpretation of this Plan.

     13.8 COUNTERPARTS. This Plan may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

     13.9  GOVERNING LAW; VENUE.

           SUBJECT TO SECTION 13.18:

           (A) This Plan shall be construed in accordance with, and governed in all respects by the internal laws of the State of Colorado (without giving effect to principles of conflicts of laws).

           (B) In any legal action relating to this Plan, the parties hereto agree (i) to the exercise of jurisdiction over it by a state or Federal court in Jefferson County, Colorado; and (ii) that if any party brings the action, it shall be instituted in one of the courts specified in subparagraph (b)(i) above.

           (C) The Shareholder agrees that, if any Proceeding is commenced against any Indemnitee by any Person in or before any court or other tribunal anywhere in the world, then such Indemnitee may proceed against the Shareholder in such court or other tribunal with respect to any indemnification claim or other claim arising directly or indirectly from or relating directly or indirectly to such Proceeding or any of the matters alleged therein or any of the circumstances giving rise thereto.

     13.10 SUCCESSORS AND ASSIGNS. This Plan shall be binding upon: ACI and its successors and assigns (if any); the Shareholder and her personal representatives, executors, administrators, estates, heirs, successors and assigns (if any); and PAC, Parent and their successors and assigns (if any). This Plan shall inure to the benefit of: ACI, the Shareholder, PAC, Parent, the other Indemnitees, and the respective successors and assigns (if any) of the foregoing. PAC may freely assign any or all of its rights under this Plan (including its indemnification rights under Section 12), in whole or in part, to any other Person without obtaining the consent or approval of any other party hereto or of any other Person, but any such assignment shall not relieve PAC from its obligations hereunder.

     13.11 REMEDIES CUMULATIVE; SPECIFIC PERFORMANCE. The rights and remedies of the parties hereto shall be cumulative (and not alternative).

     13.12 WAIVER.

           (A) No failure on the part of any Person to exercise any power, right, privilege or remedy under this Plan, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Plan, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

          (B) No Person shall be deemed to have waived any claim arising out of this Plan, or any power, right, privilege or remedy under this Plan, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

    13.13 AMENDMENTS. This Plan may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of PAC, Parent, and Shareholder.

    13.14 SEVERABILITY. In the event that any provision of this Plan, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Plan, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

    13.15 NO THIRD PARTY BENEFICIARIES; PARTIES IN INTEREST. There are no third party beneficiaries to this Plan except for the provisions of Section 12, and (except for the provisions of Section 12 hereof), none of the provisions of this Plan is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

    13.16 ENTIRE AGREEMENT. The Transactional Agreements set forth the entire understanding of the parties relating to the subject matter thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter thereof.

    13.17  CONSTRUCTION.

           (A) For purposes of this Plan, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

           (B) As used in this Plan, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

           (C) Except as otherwise indicated, all references in this Plan to "Sections" and "Exhibits" are intended to refer to Sections of this Plan and Exhibits to this Plan.

    13.18 ARBITRATION. Any controversy or claim arising out of or relating to this Plan, or the making, performance or breach thereof, shall be settled in the United States by arbitration (except as provided below), in accordance with the rules then obtaining, of the American Arbitration Association (the "Association"), except for any breach of the Noncompetition Agreements by Shareholder. If the subject of the arbitration involves an intellectual property, corporate, or bankruptcy matter, as determined by the Association, then the arbitrator(s) shall have had experience in that subject. The Association is authorized to make arrangements for this arbitration, to be held under these rules in Denver, Colorado. In addition, in the event of a dispute for which the aggrieved party seeks immediate equitable relief, including without limitation an injunction, the appropriate action may be brought in any court with appropriate jurisdiction, provided that any such equitable relief shall be subject to modification by the court after completion of arbitration of the dispute. This Plan shall be enforceable and judgment upon any award rendered by all or a majority of the arbitrators may be entered in any court of any county having jurisdiction.

                (REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

    The parties hereto have caused this Plan to be executed and delivered as of January 16, 1996.


                                   "PARENT":

                                   PHOENIX NETWORK, INC.,
                                   a Delaware corporation


                                   BY    /s/ WALLACE M. HAMMOND
                                      ------------------------------------
                                             Wallace M. Hammond,
                                                President and
                                           Chief Executive Officer


                                   "PAC":

                                   PHOENIX NETWORK ACQUISITION CORP.
                                   a Delaware corporation


                                   BY    /s/ WALLACE M. HAMMOND
                                      ------------------------------------
                                             Wallace M. Hammond,
                                                President and
                                           Chief Executive Officer



                                   "ACI":

                                   AUTOMATED COMMUNICATIONS, INC.,
                                   a Colorado corporation


                                   BY        /s/ JUDY VAN ESSEN
                                      ------------------------------------
                                          Judy Van Essen, President


                                   "SHAREHOLDER":


                                           /s/ JUDY VAN ESSEN
                                   ---------------------------------------
                                               Judy Van Essen

                                  DEMAND NOTE

                                                              January 16, 1996

    Automated Communications, Inc., a Colorado corporation ("ACI") hereby promises to pay to the order of Judy Van Essen, her successors and assigns, on demand, the principal sum of FOUR MILLION AND NO/100THS DOLLARS ($4,000,000.00).

    This Note shall bear interest from and after the date of demand at a rate of nine percent (9%) per annum. If not paid within thirty (30) days after demand, the interest applicable hereto shall increase to the higher of twenty percent (20%) per annum or the highest rate permitted by applicable law.

    This Note is accepted by Judy Van Essen in full satisfaction of all amounts now due and owing by ACI to her for advances made to ACI by her.

    Presentment and notice of dishonor are hereby waived by ACI. ACI agrees to pay all costs of collection and enforcement of this note, including attorneys' fees.

    This Note shall be governed by the laws of the State of Colorado.


                                     Automated Communications, Inc.


                                     By:     /s/ JUDY VAN ESSEN
                                        -------------------------------
                                      Its:   President
                                          -----------------------------

       EXHIBIT B TO AGREEMENT AND PLAN OF MERGER DATED JANUARY 16, 1996
        AMONG PHOENIX NETWORK ACQUISITION CORP., PHOENIX NETWORK, INC.,
              AUTOMATED COMMUNICATIONS, INC. AND JUDY VAN ESSEN

                                ESCROW AGREEMENT

     THIS ESCROW AGREEMENT (the "Agreement") has been made and entered into as of the 16th day of January 1996, by and among PHOENIX NETWORK ACQUISITION CORP. ("PAC"), PHOENIX NETWORK, INC. ("Parent"), JUDY VAN ESSEN
("Shareholder"), and VECTRA BANK, a Colorado banking corporation ("Escrow
Agent").

                                  WITNESSETH:

     WHEREAS, Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated January 16, 1996, among PAC, Parent, Shareholder, and Automated Communications, Inc. ("ACI"). ACI has agreed to merge with and into PAC in exchange for the Merger Consideration (as defined in the Merger Agreement). The Merger Consideration includes 2,800,000 shares of the Common Stock of Parent (the "Common Stock") and a temporary PAC Promissory Note in the amount of $2,400,000 (the "Temporary Note") subject to certain adjustments; and

     WHEREAS, Section 12 of the Merger Agreement and the Indemnification and Hold Harmless, Agreement dated of even date herewith (the "Indemnification Agreement") provide in substance that Shareholder shall indemnify, defend and hold harmless PAC and Parent against any and all Damages (as defined in the Merger Agreement) suffered by PAC and/or Parent (i) related to any breaches by Shareholder of the representations, warranties, agreements and covenants contained in the Merger Agreement, or (ii) which arise from the Legal Claims (as defined in the Indemnification Agreement); and

     WHEREAS, the Parties have agreed to secure a portion of the foregoing indemnification obligations of Shareholder by a deposit in escrow of 1,400,000 shares of the Common Stock of Parent (each a "Share" and collectively the "Shares") to be received by Shareholder in accordance with the Merger Agreement and to be held and applied on the terms and conditions of this Agreement and the Merger Agreement; and

     WHEREAS, the Parties herein desire the Escrow Agent hold and the Escrow Agent is willing to hold such Shares until the Shares are disbursed in accordance with the terms of this Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties, intending to be legally bound, agree as follows:

     1.  ESCROW DEPOSIT.

         1.1. Shareholder has deposited the Shares with the Escrow Agent (the "Escrow Deposit"). The Escrow Deposit shall be held and released by the Escrow Agent in accordance with the terms of this Agreement.

         1.2. All dividends or other distributions, including stock splits, declared or made with regard to the Shares shall be deposited with the Escrow Agent and added to the Escrow Deposit. Such additions, if any, to the Escrow Deposit shall be subject to the same terms and conditions as the original Escrow Deposit.

         1.3.  To the extent that Shareholder receives any refunds relating to
(i) U.S. West "CAB" charges and/or (ii) Colorado state tax claims, then pursuant to Section 3 of the Merger Agreement, Shareholder shall deposit as an addition to the Escrow Deposit, the cash amount equal to any such refunds after the Shareholder has recovered (1) her accountable out of pocket expenses incurred in obtaining such refund(s) and (2) $60,000.

         1.4. Shareholder shall have the right at any time to withdraw from the Escrow Deposit any and all Shares and substitute in each Share's place an amount of cash equal to the closing ask price of Parent's Common Stock on the withdrawal date. In the event of any such substitution, Shareholder and PAC shall deliver written notice to Escrow Agent stating the terms of the substitution and instructing the Escrow Agent regarding the deliver of the Shares.

     2.  CLAIMS AGAINST THE ESCROW DEPOSIT.

         2.1. From the date of this Agreement and for eighteen (18) months thereafter, PAC may deliver written notice (a "Claim Notice") to the Escrow Agent and the Shareholder of claims (other than claims relating to the matters disclosed in Exhibit A attached hereto (the "Existing Claims") under the indemnification provisions of the Merger Agreement and Indemnification Agreement specifying the known facts relating to each claim and the amount or estimated amount thereof. Notwithstanding the foregoing, PAC may deliver a Claim Notice relating to any or all of the Existing Claims until such time as a final non-appealable dismissal of ACI, PAC and Parent is entered in each matter without liability to PAC or Parent.

         2.2. The Shareholder will have sixty (60) days from the delivery of any Claim Notice to deliver a notice (a "Dispute Notice") indicating any dispute as to liability or as to the amount of the claim or claims therein together with the facts alleged to support such dispute.

         2.3. If PAC asserts a claim in the manner specified in this Section 2 and the Shareholder accepts such claim or fails to dispute such claim by a Dispute Notice given within the time permitted, Escrow Agent shall release from the Escrow Deposit that number of Shares as is sufficient to pay in full the amount of the Claim Notice pursuant to Section 2.5 herein.

         2.4. If the Shareholder shall properly deliver a Dispute Notice with respect to any claim described in the Claim Notice, Escrow Agent shall reserve an amount from the Escrow Deposit equal to the amount or estimated amount to completely resolve the disputed claim alleged as the Claim Notice and shall hold such amount until it shall receive written notice, signed by the Parties hereto, furnishing agreed instructions with regard to payment or nonpayment of the claim and the fact that such claim has been resolved to the satisfaction of PAC.

         2.5. With regard to Shares which are to be released by the Escrow Agent to Parent or PAC pursuant to this paragraph 2, the Shares shall be distributed in the following manner:

               (a) As to the first Five Hundred Thousand dollars ($500,000) in claims (the "Threshold") with respect to which the Shareholder agrees (an "Undisputed Claim") or with respect to which a disputed claim has been resolved in favor of PAC and/or Parent (a "Resolved Claim"), the Escrow Agent shall distribute the released Shares to PAC or Parent. The released Shares pursuant to this subparagraph 2.5(a) shall be valued at the closing ask price of Parent's common stock on the date of withdrawal; and

               (b) After the Threshold has been reached, all Shares that are to be released to PAC or Parent due to an Undisputed Claim or Resolved Claim may be sold, in the sole discretion of Parent. The Parties agree to cooperate in the sale of such Shares, and Shareholder agrees to the sale of a sufficient number of Shares to pay in full the amount of any and all Undisputed Claims or Resolved Claims, which payment is to be made to PAC and/or Parent pursuant to the terms of this subparagraph 2.5(b) and is to include all costs associated with the satisfaction of any indemnification payment pursuant to this subparagraph 2.5(b), including all costs associated with the sale. If necessary, the costs of registration of such Shares shall be borne by Parent.

         2.6. The Escrow Agent shall in no event be required to resolve any controversy concerning the Escrow Deposit or take any action concerning any such controversy. Upon termination of the escrow provided for herein, Shareholder and PAC agree to execute and deliver to the Escrow Agent such further documents as the Escrow Agent may reasonably request to evidence the termination of this Agreement.

     3.  RELEASE FROM ESCROW AND TERMINATION.

         3.1. DURATION OF ESCROW. The Escrow Deposit shall remain on deposit, unless released pursuant to paragraph 2 above, for the following periods and in the following amounts:

               (a) As to Shares of the Escrow Deposit having a value of $2,500,000, until such time as:

                    (1) The entry of a final non-appealable dismissal of ACI, PAC and Parent of the LDDS Litigation (as defined in Exhibit A), in which case PAC shall deliver to Escrow Agent a written notice authorizing Escrow Agent to release to Shareholder that number of Shares having a value of $2,000,000 using the closing ask price of Parent's Common Stock as of the date of release from the Escrow Deposit, less any amount that Parent or PAC is required to pay as part of any settlement or judgment imposed in the LDDS Litigation; and

                    (2) The entry of a final non-appealable dismissal of ACI, PAC and Parent of the YTE Litigation (as defined in Exhibit A), in which case PAC shall deliver to Escrow Agent a written notice authorizing Escrow Agent to release to Shareholder that number of Shares Shares having a value of $500,000 using the closing ask price of Parent's Common Stock as of the date of release from the Escrow Deposit, less any amount that Parent or PAC is required to pay as part of any settlement or judgment imposed in the YTE Litigation.

                    (3) The entry of a final non-appealable dismissal of ACI, PAC and Parent of all other Existing Claims (other than those set forth in 3.1(a)(1) and 3.1(a)(2) above), in which case PAC shall deliver to Escrow Agent a written notice authorizing Escrow Agent to release to Shareholder that number of Shares having a value of $250,000 using the closing ask price of Parent's Common Stock as of the date of release from the Escrow Deposit, less any amount that Parent or PAC is required to pay as part of any settlement or judgment imposed in any other Existing Claims.

               (b) As to the remaining Shares of the Escrow Deposit, regardless of value, (i) the number of Shares necessary to fully cover the potential liability (including costs, interest and fees) to PAC and/or Parent with respect to the Claims for which a Notice of Claim has been delivered to Shareholder (other than Existing Claims) shall remain on deposit with the Escrow Agent pursuant to the terms of this Escrow Agreement until such Claims shall have been, resolved, and (ii) the remaining (if any) shall be distributed to the Shareholder 18 months from the date of this Agreement.

         3.2. Upon termination of this Escrow Agreement, the balance of the Escrow Deposit shall be distributed by the Escrow Agent to the Shareholder upon receipt of written instructions executed by PAC and delivered to Escrow Agent.

         3.3. Subject to the arbitration provisions in Section 5.8 below, at its discretion, and at anytime, Escrow Agent may commence in a court of competent jurisdiction an interpleader action seeking a declaration of the rights of the Parties. Escrow Agent may also, at its discretion, deposit the Escrow Deposit with such court and shall thereupon be discharged of any and all further duties and liability under this Agreement.

     4.  CONCERNING THE ESCROW AGENT.

         4.1. FEES AND EXPENSES. The Escrow Agent shall be entitled to charge its customary and reasonable fees for its services hereunder. All escrow fees charged by the Escrow Agent shall be paid by PAC.

         4.2. PERFORMANCE. The duties and responsibilities of the Escrow Agent are limited to those specifically set forth herein. The Escrow Agent shall not be liable for any mistake of fact or error of judgment made in good faith or for any acts or omissions by it of any kind resulting from other than willful misconduct or gross negligence. The Escrow Agent shall be entitled to rely, and shall be protected in doing so, upon (i) any written notice, instrument or signature believed by the Escrow Agent to be genuine and to have been signed or presented by the proper Party or Parties duly authorized to do so, and (ii) the advice of counsel (which may be of the Escrow Agent's own choosing). The Escrow Agent shall have no responsibility for the contents of any writing submitted to them hereunder and shall be entitled in good faith to rely without any liability upon the contents thereof.

         4.3. INDEMNIFICATION OF ESCROW AGENT. Shareholder and PAC, jointly and severally, shall indemnify and hold harmless Escrow Agent against any losses, claims, damages, liabilities, and expenses, including reasonable costs of investigation and counsel fees and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with its acceptance of appointment of the performance of its duties under this Agreement, including any litigation arising from this Agreement or involving the subject matter hereof, unless any such loss, claim, damage, liability or expense shall be the result of Escrow Agent's gross negligence, willful default or breach of trust.

         4.4. DISCHARGE BY DELIVERY. After the Escrow Agent has delivered the Escrow Deposit pursuant to the terms of this Agreement the Escrow Agent shall have discharged all of its obligations hereunder and neither PAC or Shareholder shall thereafter have any claim against the Escrow Agent on account of this Agreement.

     5.  MISCELLANEOUS.

         5.1. ASSIGNMENT. No Party to this Escrow Agreement may assign its rights and obligations hereunder without the prior written consent of the other Parties hereto.

         5.2. ENTIRE AGREEMENT, AMENDMENTS. This Escrow Agreement contains the entire understanding of the Parties with respect to the subject matter hereof, and may be amended only by a written instrument duly executed by all the Parties hereto.

         5.3. NOTICES. All notices, requests, demands and other communications required or permitted under this Escrow Agreement shall be in writing and shall be deemed to have been duly given when delivered (which shall include delivery by Federal Express or facsimile) to the Party from whom such communication is intended, or five (5) business days after the date mailed by certified mail, return receipt requested, postage prepaid, addressed to the party to whom such communication is intended.

         5.4. STOCK POWER. Shareholder shall execute and deliver to PAC as of the signing of this Agreement ten executed and guaranteed stock powers. In addition, to the extent requested to Escrow Agent, Shareholder agrees to execute and deliver any stock powers necessary to support the transfer of the Shares to PAC.

         5.5. VOTING POWER. Full power to vote the Shares held in the Escrow Deposit shall remain with Shareholder.

         5.6. PAYMENT OF INCOME TAXES. Shareholder shall report any dividends paid with regards to the Shares and shall pay any and all income taxes related thereto.

         5.7. GOVERNING LAW. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Colorado (without giving effect to principles of conflicts of laws).

         5.8. ARBITRATION. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled in the United States by arbitration (except as provided below), in accordance with the rules then obtaining, of the American Arbitration Association (the "Association"). If the subject of the arbitration involves an intellectual property, corporate, or bankruptcy matter, as determined by the Association, then the arbitrator(s) shall have had experience in that subject. The Association is authorized to make arrangement for this arbitration to be held under these rules in Denver, Colorado. In addition, in the event of a dispute for which the aggrieved party seeks immediate equitable relief, including without limitation an injunction, the appropriate action may be brought in any court with appropriate jurisdiction, provided that any such equitable relief shall be subject to modification by the court after completion of arbitration of the dispute. This Plan shall be enforceable and judgment upon any award rendered by all or a majority of the arbitrators may be entered in any court of any county having jurisdiction.

         5.9. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. In addition, this Agreement may contain more than one counterpart of the signature page and this Agreement may be executed by the affixing of the signatures of each of the Parties to one of such counterpart signature pages; all of such signature pages shall be read as though one, and they shall have the same force and effect as though all of the signers had signed a single signature page.

     IN WITNESS WHEREOF, this Escrow Agreement has been duly executed and delivered by the parties hereof as of the date first above written.

PHOENIX NETWORK                          PHOENIX NETWORK, INC.
ACQUISITION CORP.


-----------------------------------      -----------------------------------
By: Wallace M. Hammonds, President       By: Wallace M. Hammonds, President

JUDY VAN ESSEN                           VECTRA BANK

-----------------------------------      -----------------------------------
By: Judy Van Essen, individually         By:
                                             -------------------------------
                                         Its:
                                             -------------------------------
                                                    As Escrow Agent

        EXHIBIT C TO AGREEMENT AND PLAN OF MERGER DATED JANUARY 16, 1996 AMONG PHOENIX NETWORK ACQUISITION CORP., PHOENIX NETWORK, INC.,
               AUTOMATED COMMUNICATIONS, INC. AND JUDY VAN ESSEN


THIS PROMISSORY NOTE IS SUBJECT TO A RIGHT OF SETOFF AS SET FORTH IN THE AGREEMENT AND PLAN OF MERGER (THE "PLAN") ENTERED INTO AS OF JANUARY 16, 1996 BY AND AMONG PHOENIX NETWORK ACQUISITION CORP., PHOENIX NETWORK, INC., AUTOMATED COMMUNICATIONS, INC. AND JUDY VAN ESSEN, AND THUS THE PRINCIPAL
AND ACCRUED INTEREST UNDER THIS NOTE MAY BE REDUCED IN PART OR ENTIRELY IN ACCORDANCE WITH THE TERMS OF THE PLAN. THIS NOTE IS A "RESTRICTED SECURITY" AS THAT TERM IS DEFINED BY RULE OF THE SECURITIES AND EXCHANGE COMMISSION AND IT MAY NOT BE TRANSFERRED, HYPOTHECATED OR SOLD WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAW, UNLESS EXEMPTIONS FROM SUCH REGISTRATION ARE AVAILABLE.


                             PROMISSORY NOTE

$__________                                                      April 1, 1996


1.    PROMISE TO PAY

      FOR VALUE RECEIVED, Phoenix Network Acquisition Corp., a Delaware corporation ("Maker"), hereby promises to pay to the order of Judy Van Essen ("Holder"), upon the terms and conditions set forth in this promissory note (this "Note"), the principal amount of $___________. During the term of this Note, interest shall accrue at an annual rate of nine percent (9%) and be payable annually on January 16.

2.    PAYMENT OF INTEREST AND PRINCIPAL

      2.1. INTEREST PAYMENTS. Until this Note is paid in full, interest shall accrue commencing on January 16, 1996 throughout the term of this Note on the unpaid principal balance of this Note at an annual rate of nine percent (9%) and shall be payable annually with the first annual payment to occur on January 16, 1997 and each successive interest payment to occur on January 16 every year thereafter. In the event that any of the payment dates is a weekend or federal holiday, Maker may make the payment on the next business day.

      2.2. PRINCIPAL PAYMENTS. Until this Note is paid in full, the unpaid principal balance of this Note shall be paid as follows (to be adjusted for the right of setoff as set forth in Section 5 herein): (i) on January 16, 1998, 16.67 percent of the original principal balance of the Note, reduced by any setoff; (ii) on January 16, 1999, 16.67 percent of the original principal balance of the Note, reduced by any setoff; (iii) on January 16, 2000, 16.67 percent of the original principal balance of the Note, reduced by any setoff; and (iv) the remaining unpaid principal balance on January 16, 2001. In the event that any of the payment dates is a weekend or federal holiday, Maker may make the payment on the next business day.

      2.3. PREPAYMENT. Maker shall have the right to prepay all or part of the principal and accrued interest under this Note at any time in its sole discretion.

3.    INVESTMENT RESTRICTIONS

      The issuance of this Note has not been registered under any federal or state securities laws. Holder may not sell, offer for sale, transfer, pledge or hypothecate any or all of this Note in the absence of an effective registration statement covering such transaction under all applicable federal and state securities laws, unless the sale, offer of sale, transfer, pledge or hypothecation is exempt from registration under all applicable federal and state securities laws or unless the contemplated transactions otherwise comply with all such laws. By accepting and holding this Note, Holder represents and warrants to Maker that Holder is acquiring this Note for its own account for investment purposes only and not with a view toward its sale and distribution. This Note contains a restrictive legend in accordance with this paragraph.

4.    GUARANTEE BY MAKER'S PARENT

      Phoenix Network, Inc. ("Guarantor"), the parent corporation of Maker, shall fully guarantee the performance of Maker under this Note.

5.    RIGHT OF SETOFF

      As set forth more fully in Section 12 of the Plan, which applicable parts are incorporated by reference herein, any and all amounts owed to Maker and/or Guarantor by Judy Van Essen may be setoff against the obligations of Maker and Guarantor to Holder and its assigns under this Note. The amounts first payable under this Note (the accrued interest and next principal payment(s)) shall be the first amounts setoff under this Note.

6.    CHANGE OF CONTROL OF GUARANTOR

      This Note will immediately be payable in full in the event of any of the following: (i) the sale of all or substantially all of the assets of Guarantor, except to an affiliate of Guarantor, in which the consideration for such assets consists of at least 50 percent cash, or (ii) a business combination to which Guarantor is one of the combining parties and whereby the stockholders of Guarantor (at that time) wind up owning less than 40 percent of the equity interests of the resulting entity.

7.    EVENTS OF DEFAULT

      This Note shall, at the option of Holder and exercised by written notice to Maker, become and be due and payable if any one or more of the following events (herein called "Events of Default") shall have occurred (for any reason whatsoever and whether such happening shall be voluntary or involuntary or come about and be effected by operation of law or pursuant to or in compliance with any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

      a. If default shall be made in the due and punctual payment of any accrued interest or principal on this Note when and as such accrued interest and principal shall become due and payable, and such default shall have continued for a period of 15 days after written notice is delivered to Maker by Holder;

      b. If default shall be made in the performance or observation of any of the other covenants, agreements or conditions of Maker contained in this Note, and such default shall have continued for a period of 30 days after written notice is delivered to Maker by Holder;

      c.    If each of Guarantor and Maker shall:

            (1) admit in writing its inability to pay its debts generally as they become due;

            (2) file a petition in bankruptcy or a petition to take advantage of any insolvency act;

            (3) consent to the appointment of a receiver for itself or for all or any substantial part of its property;

            (4) be adjudicated a bankrupt in a petition in bankruptcy filed against it; or

            (5) file a petition or answer seeking reorganization or arrangement under Federal bankruptcy laws or any other applicable law or statute of the United States of America thereof; or

      d. If a court of competent jurisdiction shall enter an order, judgment or decree appointing, without consent of Maker and Guarantor, a receiver of each of Maker and Guarantor or of the whole or any substantial part of their property, or approving a petition filed against each of them seeking reorganization or arrangement of Maker and Guarantor under the Federal bankruptcy laws or any other applicable law or statute of the United States of America or any State thereof, and such orders, judgments or decrees shall not be vacated or set aside or stayed within 30 days from the date of assumption of such custody or control by the receiver.

      e. (i) If Foothill Capital, Inc., and any successors to such primary loan to Parent (the "Primary Lender"), shall declare a default under its loan(s) to Parent, and (ii) within 30 days after such declaration of default, the Primary Lender shall not have waived such default and such default has not been cured, and (iii) the Primary Lender accelerates the principal under such loan(s) to Parent.

      f.    (i) If the Parent's Common Stock is "delisted" from the
American Stock Exchange, provided the Parent's Common Stock is not, within 30 days of "delisting", listed on the New York Stock Exchange or the Nasdaq Stock Market, and (ii)(A) such "delisting" is not appealed by the Parent, or
(B) the Parent's appeal is lost, final, binding and nonappealable.

8.    REMEDIES

      Upon the occurrence of any Event of Default hereunder, the Holder shall be entitled, at its option, to accelerate the entire unpaid principal balance and all accrued interest hereunder by written notice to Maker and Guarantor; upon delivery of such notice, those amounts shall become immediately due and payable in full. In addition, the Holder shall be entitled to pursue each and every right and remedy that it may have, if any, under the Plan or applicable law. In any proceeding, the prevailing party shall be entitled to recover from the losing parties all reasonable costs and expenses, including but not limited to attorney's fees.

9.    MISCELLANEOUS

      9.1. WAIVER, REMEDIES CUMULATIVE. No failure on the part of the parties to exercise, and no delay in exercising any right hereunder, shall operate as a waiver of such right; nor shall any single or partial exercise by the parties of any right preclude the exercise of any other right. The remedies of the parties herein provided are cumulative and not exclusive of any remedies provided herein or by law.

      9.2. ENTIRE AGREEMENT; AMENDMENTS. Except for the Plan and the transactions contemplated therein, this Note embodies the entire agreement between the parties relating to this Note and supersedes all prior agreements and understandings relating hereto. This Note only may be amended by a writing signed by each of Holder, Maker and Guarantor.

      9.3. NOTICES. All notices, requests, demands, directions and other communications (collectively and individually referred to as "Notices") concerning this Note shall be in writing and shall be mailed or delivered personally to the applicable party at the address of such party set forth below in this Section 9.3. When mailed, each such Notice shall be sent by first class, certified mail, return receipt requested, enclosed in a postage prepaid wrapper, and shall be effective on the fifth business day after it has been deposited in the mail. When delivered personally, each such Notice shall be effective when delivered to the address for the respective party set forth in this Section 9.3. Each such Notice shall be addressed to the party to be notified as shown below.

      Holder:     Judy Van Essen
                  1559 Genesee Vista

                  Golden, CO 80401

                  With a copy to:

                  Christoffel, Elliott & Albrecht, P.A.
                  805 Capital Centre
                  386 North Wabasha Street
                  Saint Paul, MN 55102
                  Fax: (612) 224-0550
                  Attn: James F. Christoffel, Esq.

      Maker:      Phoenix Network Acquisition Corp.
                  550 California Street, 11th Floor
                  San Francisco, California 94104
                  Attn: Mr. Jeffrey L. Bailey

                  With a copy to:

                  Ernest J. Panasci, Esq.
                  Freeborn & Peters
                  950 Seventeenth Street, Suite 2600
                  Denver, Colorado 80202

      Guarantor:  Phoenix Network, Inc.
                  550 California Street, 11th Floor
                  San Francisco, California 94104
                  Attn: Mr. Jeffrey L. Bailey

                  With a copy to:

                  Ernest J. Panasci, Esq.
                  Freeborn & Peters
                  950 Seventeenth Street, Suite 2600
                  Denver, Colorado 80202

Each of the parties may change its respective address for purposes of this
Section 9.3 by giving the other parties Notice of the new address in the manner set forth above.

      9.4. HEADINGS. The headings in this Note are intended for convenience only; they form no part of this Note and shall not constitute a part hereof.

      9.5. SEVERABILITY. Whenever possible, each provision of this Note shall be interpreted in such a manner as to be effective and valid under Colorado law, and if any provision of this Note shall become prohibited or invalid in whole or in part for any reason whatsoever, that provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remaining portion of that provision or the remaining provisions of this Note.

       9.6. INUREMENT. This Note shall be binding upon the parties; it shall bind and benefit, respectively, each of the parties and their respective successors and assigns. There are no third party beneficiaries to this Note.

       9.7. COUNTERPARTS. This Note may be executed in one or more counterparts, all of which taken together shall constitute a single instrument.

       9.8. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. Each covenant, agreement, representation and warranty of the parties under this Note shall survive the execution of this Note and the performance of their respective obligations pursuant to this Note.

       9.9. CHOICE OF LAW. This Note shall be construed in accordance with the laws of the State of Colorado.

       9.10. DEFINITIONS. Whenever used in this Note, the singular shall include the plural and vice versa, and the use of any gender shall include all genders and the neuter.

       9.11. WAIVER OF PRESENTMENT, ETC. The Maker and Guarantor each waive presentment and notice of dishonor.

      IN WITNESS WHEREOF, Maker has signed and sealed this Note on April 1,
1996.


                                  MAKER:
                                  PHOENIX NETWORK ACQUISITION CORP.


                                  BY:
                                     ---------------------------------
                                        Wallace M. Hammond, President
                                         and Chief Executive Officer

                                  HOLDER:

                                     ---------------------------------
                                              Judy Van Essen

                                  GUARANTOR:
                                  PHOENIX NETWORK, INC.


                                  BY:
                                     ---------------------------------
                                        Wallace M. Hammond, President
                                         and Chief Executive Officer

       EXHIBIT D TO AGREEMENT AND PLAN OF MERGER DATED JANUARY 16, 1996
        AMONG PHOENIX NETWORK ACQUISITION CORP., PHOENIX NETWORK, INC.,
              AUTOMATED COMMUNICATIONS, INC. AND JUDY VAN ESSEN


THIS PROMISSORY NOTE IS NONTRANSFERABLE AND SUBJECT TO A RIGHT OF SETOFF AS SET FORTH IN THE AGREEMENT AND PLAN OF MERGER (THE "PLAN") ENTERED INTO AS OF JANUARY 16, 1996 BY AND AMONG PHOENIX NETWORK ACQUISITION CORP., PHOENIX NETWORK, INC., AUTOMATED COMMUNICATIONS, INC. AND JUDY VAN ESSEN, AND THUS THE PRINCIPAL AND ACCRUED INTEREST UNDER THIS NOTE MAY BE REDUCED IN PART OR ENTIRELY IN ACCORDANCE WITH THE TERMS OF THE PLAN. THIS NOTE IS A "RESTRICTED SECURITY" AS THAT TERM IS DEFINED BY RULE OF THE SECURITIES AND EXCHANGE COMMISSION AND IT MAY NOT BE TRANSFERRED, HYPOTHECATED OR SOLD WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAW, UNLESS EXEMPTIONS FROM SUCH REGISTRATION ARE AVAILABLE.

                                PROMISSORY NOTE


$2,400,000                                                     January 16, 1996


1.  PROMISE TO PAY

    FOR VALUE RECEIVED, Phoenix Network Acquisition Corp., a Delaware corporation ("Maker"), hereby promises to pay to the order of Judy Van Essen ("Holder"), upon the terms and conditions set forth in this promissory note (this "Note"), the principal amount of $2,400,000. During the term of this Note, interest shall accrue at an annual rate of nine percent (9%).

2.  PAYMENT OF INTEREST AND PRINCIPAL

    2.1 RETURN AND CANCELLATION OF NOTE FOR APRIL NOTE. This Note shall be returned to the Maker by Holder for cancellation on April 1, 1996, on which date Maker shall deliver a newly issued promissory note (the "April Note") to Holder substantially in the form of Exhibit 1 attached hereto.

    2.2 INTEREST PAYMENTS. Until (i) this Note is paid in full or (ii) the April Note is issued to Holder by Maker, interest shall accrue during the term of this Note on the unpaid principal balance of this Note at an annual rate of nine percent (9%) with the first interest payment, if any, to occur on January 16, 1997 and successive annual interest payments, if any, to occur on January 16 of the following years.

    2.3 PRINCIPAL PAYMENTS. Until (A) this Note is paid in full or (B) the April Note is delivered to Holder by Maker, the unpaid principal balance of this Note shall be paid as follows (to be adjusted for the right of setoff as set forth in Section 5 herein): (i) on January 16, 1998, 16.67 percent of the original principal balance of the Note, reduced by any setoff; (ii) on January 16, 1999, 16.67 percent of the original principal balance of the Note, reduced by any setoff; (iii) on January 16, 2000, 16.67 percent of the original principal balance of the Note, reduced by any setoff; and (iv) the remaining unpaid principal balance on January 16, 2001. In the event that any of the payment dates is a weekend or federal holiday, Maker may make the payment on the next business day.

    2.4 PREPAYMENT. Maker shall have the right to prepay all or part of the principal and accrued interest under this Note at any time in its sole discretion.

3.  INVESTMENT RESTRICTIONS

    This Note is nonnegotiable and nontransferable. The issuance of this Note has not been registered under any federal or state securities laws. Holder may not sell, offer for sale, transfer, pledge or hypothecate any or all of this Note in the absence of an effective registration statement covering such transaction under all applicable federal and state securities laws, unless the sale, offer of sale, transfer, pledge or hypothecation is exempt from registration under all applicable federal and state securities laws or unless the contemplated transactions otherwise comply with all such laws. By accepting and holding this Note, Holder represents and warrants to Maker that Holder is acquiring this Note for its own account for investment purposes only and not with a view toward its sale and distribution. This Note contains a restrictive legend in accordance with this paragraph.

4.  GUARANTEE BY MAKER'S PARENT

    Phoenix Network, Inc. ("Guarantor"), the parent corporation of Maker, shall fully guarantee the performance of Maker under this Note.

5.  RIGHT OF SETOFF

    As set forth more fully in Section 12 of the Asset Purchase Agreement, which applicable parts are incorporated by reference herein, any and all amounts owed to Maker and/or Guarantor by Judy Van Essen may be setoff against the obligations of Maker and Guarantor to Holder and as assigns under this Note. The amounts first payable under this Note (the accrued interest and next principal payment(s)) shall be the first amounts setoff under this Note.

6.  CHANGE OF CONTROL OF GUARANTOR

    This Note will be immediately payable in full in the event of any of the following: (i) the sale of all or substantially all of the assets of Guarantor, except to an affiliate of Guarantor, in which the consideration for such assets consists of at least 50 percent cash, or (ii) a business combination to which Guarantor is one of the combining parties and whereby the stockholders of Guarantor (at that time) own less than 40 percent of the equity interests of the resulting entity.

7.  EVENTS OF DEFAULT

    This Note shall, at the option of Holder and exercised by written notice to Maker, become and be due and payable if any one or more of the following events (herein called "Events of Default") shall have occurred (for any reason whatsoever and whether such happening shall be voluntary or involuntary or come about and be effected by operation of law or pursuant to or in compliance with any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

    a. If default shall be made in the due and punctual payment of any accrued interest or principal on this Note when and as such accrued interest and principal shall become due and payable, and such default shall have continued for a period of 15 days after written notice is delivered to Maker by Holder;

    b. If default shall be made in the performance or observation of any of the other covenants, agreements or conditions of Maker contained in this Note, and such default shall have continued for a period of 30 days after written notice is delivered to Maker by Holder;

    c.   If each of Guarantor and Maker shall:

         (1) admit in writing its inability to pay its debts generally as they become due;

         (2) file a petition in bankruptcy or a petition to take advantage of any insolvency act;

         (3) consent to the appointment of a receiver for itself or for all or any substantial part of its property;

         (4) be adjudicated a bankrupt in a petition in bankruptcy filed against it; or

         (5) file a petition or answer seeking reorganization or arrangement under Federal bankruptcy laws or any other applicable law or statute of the United States of America thereof; or

    d. If a court of competent jurisdiction shall enter an order, judgment or decree appointing, without consent of Maker and Guarantor, a receiver of each of Maker and Guarantor or of the whole or any substantial part of their property, or approving a petition filed against each of them seeking reorganization or arrangement of Maker and Guarantor under the Federal bankruptcy laws or any other applicable law or statute of the United States of America or any

State thereof, and such orders, judgments or decrees shall not be vacated or set aside or stayed within 30 days from the date of assumption of such custody or control by the receiver.

    e. (i) If Foothill Capital, Inc., and any successors to such primary loan to Parent (the "Primary Lender"), shall declare a default under its loan(s) to Parent, and (ii) within 30 days after such declaration of default, the Primary Lender shall not have waived such default and such default has not been cured, and (iii) the Primary Lender accelerates the principal under such loan(s) to Parent.

    f. (i) If the Parent's Common Stock is "delisted" from the American Stock Exchange, provided the Parent's Common Stock is not, within 30 days of "delisting", listed on the New York Stock Exchange or the Nasdaq Stock Market, and (ii)(A) such "delisting" is not appealed by the Parent, or (B) the Parent's appeal is lost, final, binding and nonappealable.

8.  REMEDIES

    Upon the occurrence of any Event of Default hereunder, the Holder shall be entitled, at its option, to accelerate the entire unpaid principal balance and all accrued interest hereunder by written notice to Maker and Guarantor; upon delivery of such notice, those amounts shall become immediately due and payable in full. In addition, the Holder shall be entitled to pursue each and every right and remedy that it may have, if any, under the Asset Purchase Agreement or applicable law. In any proceeding, the prevailing party shall be entitled to recover from the losing parties all reasonable costs and expenses, including but not limited to attorneys' fees.

9.  MISCELLANEOUS

    9.1 WAIVER, REMEDIES CUMULATIVE. No failure on the part of the parties to exercise, and no delay in exercising any right hereunder, shall operate as a waiver of such right; nor shall any single or partial exercise by the parties of any right preclude the exercise of any other right. The remedies of the parties herein provided are cumulative and not exclusive of any remedies provided herein or by law.

    9.2 ENTIRE AGREEMENT; AMENDMENTS. Except for the Asset Purchase Agreement and the transactions contemplated therein, this Note embodies the entire agreement between the parties relating to this Note and supersedes all prior agreements and understandings relating hereto. This Note only may be amended by a writing signed by each of Holder, Maker and Guarantor.

    9.3 NOTICES. All notices, requests, demands, directions and other communications (collectively and individually referred to as "Notices") concerning this Note shall be in writing and shall be mailed or delivered personally to the applicable party at the address of such party set forth below in this Section 9.3. When mailed, each such Notice shall be sent by first class, certified mail, return receipt requested, enclosed in a postage prepaid wrapper, and shall be effective on the fifth business day after it has been deposited in the mail. When delivered personally, each such Notice shall be effective when delivered to the address for the respective party set forth in this Section 9.3. Each such Notice shall be addressed to the party to be notified as shown below.


    Holder:    Judy Van Essen
               1559 Genesee Vista
               Golden, CO 80401

               With a copy to:


               Christoffel, Elliott & Albrecht, P.A.
               805 Capital Centre
               386 North Wabasha Street
               Saint Paul, MN 55102
               Fax:  (612) 224-0550
               Attn: James F. Christoffel, Esq.


    Maker:     Phoenix Network Acquisition Corp.
               550 California Street, 11th Floor
               San Francisco, California 94104
               Attn: Mr. Jeffrey L. Bailey


               With a copy to:


               Ernest J. Panasci, Esq.
               Freeborn & Peters
               950 Seventeenth Street, Suite 2600
               Denver, Colorado 80202


Guarantor:     Phoenix Network, Inc.
               550 California Street, 11th Floor
               San Francisco, California 94104
               Attn: Mr. Jeffrey L. Bailey


               With a copy to:


               Ernest J. Panasci, Esq.
               Freeborn & Peters
               950 Seventeenth Street, Suite 2600
               Denver, Colorado 80202

Each of the parties may change its respective address for purposes of this
Section 9.3 by giving the other parties Notice of the new address in the manner set forth above.

    9.4 HEADINGS. The headings in this Note are intended for convenience only; they form no part of this Note and shall not constitute a part hereof.

    9.5 SEVERABILITY. Whenever possible, each provision of this Note shall be interpreted in such a manner as to be effective and valid under Colorado law, and if any provision of this Note shall become prohibited or invalid in whole or in part for any reason whatsoever, that provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remaining portion of that provision or the remaining provisions of this Note.

    9.6 INUREMENT. This Note shall be binding upon the parties; it shall bind and benefit, respectively, each of the parties and their respective successors and assigns. There are no third party beneficiaries to this Note.

    9.7 COUNTERPARTS. This Note may be executed in one or more counterparts, all of which taken together shall constitute a single instrument.

    9.8 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. Each covenant, agreement, representation and warranty of the parties under this Note shall survive the execution of this Note and the performance of their respective obligations pursuant to this Note.

    9.9 CHOICE OF LAW. This Note shall be construed in accordance with the laws of the State of Colorado.

    9.10 DEFINITIONS. Whenever used in this Note, the singular shall include the plural and vice versa, and the use of any gender shall include all genders and the neuter.

    9.11 WAIVER OF PRESENTMENT, ETC. The Maker and Guarantor each waive presentment and notice of dishonor.

IN WITNESS WHEREOF, Maker has signed this Note on January 16, 1996.

                                       MAKER:
                                       PHOENIX NETWORK ACQUISITION CORP.


                                       BY:
                                          ---------------------------------
                                            Wallace M. Hammond, President
                                             and Chief Executive Officer


                                       HOLDER:


                                       ----------------------------------
                                         Judy Van Essen


                                       GUARANTOR:
                                       PHOENIX NETWORK, INC.


                                       BY:
                                          ---------------------------------
                                            Wallace M. Hammond, President
                                             and Chief Executive Officer

        EXHIBIT E TO AGREEMENT AND PLAN OF MERGER DATED JANUARY 16, 1996 AMONG PHOENIX NETWORK ACQUISITION CORP., PHOENIX NETWORK, INC.,
              AUTOMATED COMMUNICATIONS, INC. AND JUDY VAN ESSEN

                                   GUARANTY

     WHEREAS, Phoenix Network Acquisition Corp., a Delaware corporation (the "Debtor"), has obtained a loan from Judy Van Essen (hereinafter called the "Creditor") pursuant to that certain Agreement and Plan of Merger dated January 16, 1996; and

     WHEREAS, the undersigned is the sole shareholder of the Debtor so that the undersigned has a substantial economic interest in Debtor and expects to derive substantial benefits from any loans and financial accommodations resulting in the creation of indebtedness of Debtor to Creditor; and

     WHEREAS, the Creditor has refused to provide such loans or other financial accommodations to Debtor unless and until the undersigned agrees to guaranty the obligations of Debtor to the Creditor;

     NOW, THEREFORE in consideration of the above premises and to induce the Creditor to hereafter extend credit to the Debtor, and for other consideration, the undersigned does hereby unconditionally guarantee the prompt payment to the Creditor when due, whether at the maturity date or dates specified therein or theretofore upon acceleration of maturity pursuant to the provisions thereof, Debtor's now existing or hereafter arising obligations under (a) that certain Promissory Note of even date herewith (the "Note") by and among the Debtor and the Creditor; and (b) any renewals or extensions of or amendments to the foregoing (all of such obligations and liabilities being hereinafter called "Guaranteed Obligations") together with any and all expenses of and incidental to collection, including reasonable attorneys' fees.

     This guaranty is an absolute and completed one and shall be a continuing one and no notice of the Guaranteed Obligations or of any renewal or extension thereof need be given to the undersigned, who hereby expressly waives presentment, demand notice of nonpayment, protest, and notice of protest on any and all forms of such Guaranteed Obligations and also notice of acceptance of this guaranty except as required below.

     The undersigned hereby:

          (a) Consents that the Creditor may without affecting or impairing the liability of the undersigned hereunder take any one or more of the following actions:

                  (i) Waive or delay the exercise of any of its rights or remedies against the Debtor or any other person or entity;

                  (ii)   Release the Debtor or any other person or entity;

                  (iii) Renew or extend the terms of the Guaranteed Obligations; or

                  (iv) Apply payments by the Debtor, the undersigned, or any other person or entity, to the Guaranteed Obligations in such amounts and proportions as the Creditor may deem advisable whether the same shall be due or not.

          (b) Further consents that upon the receipt by Guarantor of any notice required to be sent to Debtor, the liability of the undersigned hereunder shall not be affected or impaired:

                  (i) by any failure, neglect or omission on the part of the Creditor to realize upon any Guaranteed Obligations;

                  (ii) by the taking by the Creditor of any other guaranty or guaranties to secure the Guaranteed Obligations;

                  (iii) by the taking by the Creditor of collateral or security of any kind; or

                  (iv) by any act or failure to act whatsoever (except payment), which but for this provision might or could in law or in equity act to release or reduce the undersigned's liabilities hereunder.

     The undersigned acknowledges that this guaranty is in effect and binding as to the undersigned without reference to whether it is signed by any other person or persons, or any other entity or entities, and agrees that possession of this instrument of guaranty by the Creditor shall be conclusive evidence of due delivery hereof by the undersigned. The undersigned acknowledges that the undersigned's liability upon this guaranty shall be terminated only upon payment of the Guaranteed Obligations, regardless of the source of payment, provided however, that the undersigned's liability hereon shall continue as to: (a) Guaranteed Obligations then existing in the event of a partial payment; and (b) as to any Guaranteed Obligations collected by Creditor from the Debtor which are required to be disgorged by a court or other tribunal having jurisdiction over such matters. As to any portion of the Guaranteed Obligations the undersigned will not, without the Creditor's consent, collect from Debtor the claim, if any (by subrogation or otherwise), acquired through payment by any of the undersigned of a part of the Guaranteed Obligations regardless of whether or not such Guaranteed Obligations have been paid and satisfied in full and any commitments therefor have been terminated.

     This guaranty shall be construed and interpreted in accordance with and governed by the laws of the State of Colorado in which state it shall be performed by the undersigned. The undersigned consents to the jurisdiction of the state and federal courts located in the state of Colorado, waives any arguments that venue in such forums is not convenient and agrees that any litigation initiated by the undersigned will be venued in such forum.

     The provisions of this guaranty are severable, and in any action or proceeding involving any State corporate law, or any State or Federal bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of the undersigned hereunder would otherwise be held or determined to be void, invalid or unenforceable on account of the amount of the liability of the undersigned under this guaranty, then notwithstanding any other provision of this guaranty to the contrary, the amount of such liability shall, without any further action by the undersigned, the Creditor or any other person, be automatically limited and reduced to the highest amount which is valid and enforceable as determined in such action or proceeding.

     This guaranty shall be binding upon the undersigned and upon the legal representatives, successors and assigns of the undersigned, and shall inure to the benefit of the Creditor and its successors and assigns. In case the Creditor at any time transfers to any transferee any of the Guaranteed Obligations then existing, the right to require the undersigned to pay the same may be assigned to the transferee by, but will not vest in such transferee in the absence of, an express written assignment thereof made by the Creditor either at or after the time of the transfer of any of the Guaranteed Obligations. No such assignment will impair the Creditor's right hereunder to look to the undersigned for payment of untransferred Guaranteed Obligations to the extent that they may not be required to answer to the assignee up to the full limit of their liability hereunder.

     Dated as of this ____ day of January, 1996.


                                       PHOENIX NETWORK, INC.

                                       ________________________________________
                                       By: Wallace M. Hammond, President/CEO



                                       * * * * *

      EXHIBIT F TO AGREEMENT AND PLAN OF MERGER DATED JANUARY 16, 1996
       AMONG PHOENIX NETWORK ACQUISITION CORP., PHOENIX NETWORK, INC.,
            AUTOMATED COMMUNICATIONS, INC. AND JUDY VAN ESSEN


                           PHOENIX NETWORK, INC.

                            AFFILIATE AGREEMENT


Gentlemen:

     The undersigned, a holder of shares of Common Stock ("Company Common Stock") of Automated Communications, Inc., a Colorado corporation (the "Company"), is entitled to receive in connection with the merger (the "Merger") of the Company with and into Phoenix Network Acquisition Corp. ("PAC"), a Delaware corporation, with PAC being the surviving corporation in such Merger, securities of Phoenix Network, Inc. ("Parent Securities").
The undersigned acknowledges that the undersigned may be deemed an "affiliate" of Parent within the meaning of Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Act"), although nothing contained herein should be construed as an admission of such fact.

     If in fact, the undersigned were an affiliate under the Act, the undersigned's ability to sell, assign or transfer the Parent Securities received by it in exchange for any shares of Company Common Stock pursuant to the Merger may be restricted unless such transaction is registered under the Act or an exemption from such registration is available. The undersigned has obtained advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 promulgated under the Act.

     The undersigned hereby represents and warrants to and covenants with Parent and PAC that she will not sell, assign, or transfer any of the Parent Securities received by her in exchange for shares of Company Common Stock pursuant to the Merger except (i) pursuant to an effective Registration Statement under the Act, or (ii) in a transaction which, in the opinion of independent counsel reasonably satisfactory to Parent or as described in a "no-action" or interpretive letter from the Staff of the Securities and Exchange Commission, is not required to be registered under the Act.

     In the event of a sale or other disposition of Parent Securities pursuant to Rule 144, the undersigned will supply Parent with evidence of compliance with such Rule, by delivery of a letter in the form of EXHIBIT A hereto and the opinion of counsel referred to above. The undersigned understands that Parent may instruct its transfer agent to withhold the transfer of any Parent Securities disposed of by the undersigned but that upon receipt of such letter and opinion the transfer agent shall effectuate the transfer of the Parent Securities sold as indicated in the letter.

     The undersigned acknowledges and agrees that appropriate legends will be placed on certificates representing Parent Securities received by the undersigned in the Merger or held by a transferee thereof, which legends will be removed by delivery of substitute certificates upon receipt of an opinion in form and substance reasonably satisfactory to Parent to the effect that such legends are no longer required for the purpose of the Act.

     The undersigned acknowledges that she has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of shares of Parent Securities.

Dated: January 16, 1996



                                       ----------------------------------------
                                       Judy Van Essen


     As an inducement to the above individual to deliver this letter, Parent agrees that for so long as and to the extent necessary to permit such individual to sell the Parent Securities pursuant to Rule 144 under the Act, Parent shall use its reasonable best efforts to file, on a timely basis, all reports and data required to be filed by it with the SEC pursuant to
Section 13 of the Securities Exchange Act of 1934. Upon written request addressed to Phoenix Network, Inc., 550 California Street, 11th Floor, San Francisco, California 94104, attention Mr. Jeffrey Bailey, Parent agrees to promptly advise the above individual that Parent has complied with such reporting requirements.


                                       PHOENIX NETWORK, INC.


                                       By:
                                           ------------------------------------
                                                    Wallace M. Hammond,
                                                 Chief Executive Officer

                                  EXHIBIT A

                                   [Date]



Phoenix Network, Inc.
550 California Street, 11th Floor
San Francisco, California 94104

Attention: Corporate Secretary

     On ___________________, I sold the securities ("Parent Securities") of Phoenix Network, Inc., ("Parent") described below in the space provided for that purpose. The Parent Securities were received by me in connection with the merger of Automated Communications, Inc. with and into Phoenix Network Acquisition Corp.

     Based upon the most recent report or statement filed by Parent with the Securities and Exchange Commission, the Parent Securities sold by me were within the prescribed limitations set forth in paragraph (e) of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act").

     I hereby represent that the Parent Securities were sold in "brokers' transactions" within the meaning of Section 4(4) of the Act or in transactions directly with a "market maker" as that term is defined in
Section 3(a)(38) of the Securities Exchange Act of 1934, as amended. I further represent that I have not solicited or arranged for the solicitation of order to buy the Parent Securities, and that I have not made any payments in connection with the offer or sale of the Parent Securities to any person other than to the broker who executed the order in respect of such sale.

Description of Securities:
                          ---------------------------------



                                       Very truly yours,


                                       ----------------------------------------
                                       Judy Van Essen

         EXHIBIT G TO AGREEMENT AND PLAN OF MERGER DATED JANUARY 16, 1996 AMONG PHOENIX NETWORK ACQUISITION CORP., PHOENIX NETWORK, INC.,
                AUTOMATED COMMUNICATIONS, INC. AND JUDY VAN ESSEN

                           NONCOMPETITION AGREEMENT

     THIS NONCOMPETITION AGREEMENT (the "Agreement") is made this 16th day of January, 1996, by and among AUTOMATED COMMUNICATIONS, INC., a Colorado corporation (the "Corporation"), JUDY VAN ESSEN, the sole shareholder of the Corporation (the "Shareholder"), PHOENIX NETWORK ACQUISITION CORP., a Delaware corporation ("PAC"), and PHOENIX NETWORK, INC., a Delaware corporation ("Parent").

                                   RECITALS

     WHEREAS, the Shareholder is a director, chief executive officer and sole shareholder of the Corporation, which is engaged in the telecommunications business, including but not limited to the reselling of long distance telephone service and operating DMS 250 Switches in _____________ (the "Business"). On the date hereof, PAC, Parent, Shareholder and the Corporation entered into an Agreement and Plan of Merger (the "Plan") dated January 16, 1996 whereby the Corporation will merge with and into PAC (the "Merger").

     WHEREAS, PAC and Parent would not have entered into the Plan and agreed to the Merger unless the Shareholder agreed to enter into this Agreement.

     WHEREAS, PAC and Parent recognize that the Shareholder has unique knowledge and experience in the Business, and of the territory of the Corporation, and that the Shareholder has personal knowledge of the market for the Business in the State of ______________. Accordingly, the Shareholder has agreed to enter into this Agreement which prohibits the Shareholder from competing with PAC and Parent on the terms and subject to the conditions hereinafter set forth.

     NOW, THEREFORE, in consideration of the Recitals hereto, which the parties agree constitute a substantive part of this Agreement, the mutual covenants, promises and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto do hereby covenant, promise and agree as follows:

     1.  COVENANT AGAINST COMPETITION.

         1.1 The parties hereto acknowledge and agree that PAC and Parent would not have agreed to the Merger and to enter into the Plan unless the Shareholder agreed to enter into this Agreement. Accordingly, the Shareholder agrees that for a period of five (5) years from the date of this Agreement, the Shareholder shall not do any of the following:

              (a) Within the State of _______________, solicit for employment or independent contract work or employ to or for the benefit or account of any person or entity other than PAC or Parent any employee of PAC and Parent, and any employee of Corporation as of January 1, 1996, nor shall they urge, directly or indirectly, any customers of the Corporation, PAC and Parent to discontinue, in whole or in part, business with the Corporation or not to do business with PAC and Parent; provided, however that (i) Shareholder may solicit for employment the following employees of the Corporation, but only if such ensuing employment does not relate in any manner to the Business, or the business of PAC and Parent: Lori Emory, Laura Lanphier, Judy Todd, Jennifer Burger and Norma Nielsen; and (ii) from January 16, 1998 through January 16, 2001, Shareholder may solicit any employee or former employee of the Corporation, but only if such ensuing employment does not relate in any manner to the Business, or the business of PAC and Parent;

              (b) Excluding the Shares issued pursuant to the Plan, have any financial interest in any corporation or other business organization that is engaged in any parts of the Business anywhere that the Corporation, PAC and Parent, or any of their affiliates, previously conducted or has present plans to conduct business in the future. Notwithstanding the above sentence, nothing shall prevent Shareholder from owning any outstanding securities of any corporation actively traded on a recognized securities exchange or the Nasdaq Stock Market; PROVIDED, HOWEVER, that such ownership does not constitute "control" of such corporation pursuant to Rule 405 of the Securities Act of 1933, as amended; and

              (c) Within the State of _____________, directly or indirectly (whether as principal, agent, independent contractor, employee or otherwise) own, manage, operate or control or otherwise carry on, or be engaged in, any business engaged in any of the Business that the Corporation, PAC or Parent conducts now or in the future. Notwithstanding this Section 1, Shareholder may work as a distributor or other agent for PAC and/or Parent in connection with the business opportunity (involving private labeling and provision of long distance and, potentially, local telephone service, by cable companies to their subscriber base) presented to the Corporation by Treasury and Accounting Technologies, Inc. and Bruce Heverly, provided all such sales in that capacity are made solely to PAC and Parent and any of their affiliates; and Shareholder may also, whether individually or through an affiliation with a business entity, sell or resell Internet access.

         1.2 The parties hereto agree all such covenants and agreements herein are separate and distinct and that to the extent that any provision or portion of Section 1.1 of this Agreement shall be held, found or deemed to be unreasonable, unlawful or unenforceable by a court of competent jurisdiction, then any such provision or portion thereof shall be deemed to be modified to the extent necessary in order that any such provision or portion thereof shall be legally enforceable to the fullest extent permitted by applicable law; and the parties hereto do further agree that any court of competent jurisdiction shall, and the parties hereto do hereby expressly authorize, request and empower any court of competent jurisdiction to, enforce any such provision or portion thereof or to modify any such provision or portion thereof in order that any such provision or portion thereof shall be enforced by such court to the fullest extent permitted by applicable law.

     2. CONSIDERATION. In consideration of the covenants and agreements of the Shareholder under this Agreement, PAC or Parent shall pay an aggregate amount of $25,000 to the Shareholder on the date hereof; additional consideration for such covenants and agreements is the consideration paid under the Plan.

     3. CONFIDENTIAL INFORMATION. The Shareholder recognizes that due to the nature of the transactions contemplated under the Plan, the Shareholder may have access to confidential and proprietary information (as described below) relating to the business and operations of the Corporation, PAC and Parent and their respective assets, liabilities, contracts and business. The Shareholder acknowledges that such information has been and will continue to be of critical importance to the business of PAC and Parent and that disclosure of it to or its use by others could cause substantial loss to PAC or Parent. Accordingly, the Shareholder agrees as follows:

         3.1 The Shareholder will keep confidential any and all "trade secrets and confidential and proprietary information" of the Corporation, PAC and Parent and their respective assets, liabilities, prospects, condition and business which are now known or which hereafter may become known to the Shareholder and shall not at any time directly or indirectly disclose any such information to any person or entity, or use the same in any way other than in connection with the business of the Corporation, PAC and Parent during and at all times after the term hereof; provided, however, that the Shareholder may disclose "trade secrets and confidential and proprietary information" to the extent (i) reasonably necessary to prosecute or defend pending and future claims by and/or against the Shareholder and the Corporation, which claims arise out of or relate to actions or omissions by the Shareholder and/or the Corporation before the date hereof; and (2) required by a court, tribunal or other administrative body.

         3.2 For purposes of this Agreement, "trade secrets and confidential and proprietary information" shall include but not be limited to information, whether written or otherwise, unique to the Corporation, PAC and Parent and their respective assets and business which has a significant business purpose and is not known or generally available from sources outside PAC, Parent, the Shareholder or the Corporation or typical of industry practice, including, but not limited to, information with respect to costs, pricing, present and prospective products, former, current and prospective customers, salary, benefits, compensation, personnel records and files, sales and marketing information and data, data relating to customers' buying practices and procedures, prospective and executed contracts and other business arrangements, technology, information regarding earnings, forecasts, reports, bidding information, marketing, and any other information regarding the Business, the Corporation, PAC and Parent, and their business, methods of operations, personnel, assets and activities.

     4.  REMEDIES.

         4.1 The Shareholder agrees that: (i) the violation by the Shareholder of any of the provisions of this Agreement would cause irreparable injury to PAC and/or Parent, (ii) there is no adequate remedy at law for such violation, (iii) PAC and Parent shall have the right, in addition to any other remedies available at law or in equity, to enjoin the Shareholder in a court of equity from violating such provisions, and (iv) the Shareholder will not argue or claim that PAC and/or Parent have an adequate remedy at law, or if raised, shall not be effective, in connection with any such action.

         4.2 In the event of any litigation or arbitration to resolve any dispute related to this Agreement, the prevailing party shall be entitled to recover from the non-prevailing party an award of its reasonable attorneys' fees and costs.

     5.  MISCELLANEOUS.

         5.1  SURVIVAL OF CERTAIN COVENANTS. The covenants contained in
Section 3 of this Agreement shall survive the termination and expiration of the term of this Agreement.

         5.2 NOTICES. All notices, requests, demands, consents, and other communications which are required or may be given under this Agreement (collectively, the "Notices") shall be in writing and shall be given either
(a) by personal delivery against a receipted copy, or (b) by certified or registered U.S. mail, return receipt requested, postage prepaid, to the following addresses:

              If to the Shareholder:
              Judy Van Essen
              1559 Genesee Vista
              Golden, Colorado 80401

              If to the Corporation, PAC or Parent:
              Mr. Wallace Hammond
              550 California Street, 11th Floor
              San Francisco, California 94104

              with a copy to:

              Ernest J. Panasci, Esq.
              Freeborn & Peters
              950 17th Street, Suite 2600
              Denver, Colorado  80202

or to such other address of which written notice in accordance with this
Section 5.2 shall have been provided by such party. Notices may only be given in the manner hereinabove described in this Section 5.2 and shall be deemed received when given in such manner.

         5.3 ENTIRE AGREEMENT. This Agreement constitutes the full, entire and integrated agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior negotiations, correspondence, understandings and agreements among the parties hereto respecting the subject matter hereof.

         5.4 ASSIGNABILITY; NO THIRD PARTY BENEFICIARIES. This Agreement shall not be assignable by Shareholder without the prior written consent of PAC and Parent. PAC and Parent may assign this Agreement in the event that either of them sells substantially all of their assets or is acquired by another entity. There are no third party beneficiaries to this Agreement except the affiliates of Parent.

         5.5 SEVERABILITY. Any provision of this Agreement which is held by a court of competent jurisdiction to be prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating or rendering unenforceable the remaining provisions of this Agreement.

         5.6 AMENDMENT; WAIVER. No provision of this Agreement may be amended, waived, or otherwise modified without the prior written consent of each of PAC, Parent and the Shareholder. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any provision herein contained. The waiver by any party hereto of a breach of any provision or condition contained in this Agreement shall not operate or be construed as a waiver of any subsequent breach or of any other conditions or terms hereof.

         5.7 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

         5.8  APPLICABLE LAW; JURISDICTION AND VENUE; SERVICE OF PROCESS.
This Agreement shall be governed by, construed, interpreted and enforced in accordance with the laws of the State of Colorado. All suits, proceedings and other actions relating to, arising out of or in connection with this Agreement shall be submitted to the in personam jurisdiction of the courts of the State of Colorado, and venue for all such suits, proceedings and other actions shall be in Jefferson County, Colorado. The Shareholder, PAC and Parent hereby waive any claim against or objection to in personam jurisdiction and venue in the courts of Jefferson County, Colorado.

         5.9 USE OF GENDERS. Whenever used in this Agreement, the singular shall include the plural and vice versa, and the use of any gender shall include all genders and the neuter.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement effective as of the date first above written.

                                THE CORPORATION:
                                AUTOMATED COMMUNICATIONS, INC.

                                By:
                                    ------------------------------------------
                                      Judy Van Essen, Chief Executive Officer


                                PAC:
                                PHOENIX NETWORK ACQUISITION CORP.

                                By:
                                    ------------------------------------------
                                      Wallace M. Hammond, President
                                      and Chief Executive Officer


                                PARENT:
                                PHOENIX NETWORK, INC.

                                By:
                                    ------------------------------------------
                                      Wallace M. Hammond, President
                                      and Chief Executive Officer


                                SHAREHOLDER:


                                    ------------------------------------------
                                      Judy Van Essen

      EXHIBIT H TO AGREEMENT AND PLAN OF MERGER DATED JANUARY 16, 1996
       AMONG PHOENIX NETWORK ACQUISITION CORP., PHOENIX NETWORK, INC.,
            AUTOMATED COMMUNICATIONS, INC. AND JUDY VAN ESSEN

                    ACKNOWLEDGMENT OF NON-EMPLOYEE STATUS


     The undersigned, Judy Van Essen, Chief Executive Officer of Automated Communications, Inc. ("ACI"), hereby certifies to Phoenix Network, Inc. and Phoenix Network Acquisition Corp. ("PAC") that the following is true as of the date set forth below.

     1. Their exists no employment agreement between Judy Van Essen and ACI.

     2. Judy Van Essen shall cease to be Chief Executive Officer and an employee of Automated Communications, Inc. and or PAC as of the Closing (as defined in the Agreement and Plan of Merger by and between ACI, Phoenix Network, Inc., Phoenix Network Acquisition Corp. and Judy Van Essen). In addition, as of and after the Closing their shall be no outstanding obligations, related to employment by ACI of Judy Van Essen, of any sort of ACI and/or PAC due and payable to Judy Van Essen.


Dated:                                 JUDY VAN ESSEN
       -----------------------

                                       ----------------------------------------

      EXHIBIT H TO AGREEMENT AND PLAN OF MERGER DATED JANUARY 16, 1996
       AMONG PHOENIX NETWORK ACQUISITION CORP., PHOENIX NETWORK, INC.,
            AUTOMATED COMMUNICATIONS, INC. AND JUDY VAN ESSEN

                    ACKNOWLEDGMENT OF NON-EMPLOYEE STATUS


     The undersigned, Gary Albrecht, President of Automated Communications, Inc. ("ACI"), hereby certifies to Phoenix Network, Inc. and Phoenix Network Acquisition Corp. ("PAC") that the following is true as of the date set forth below.

     1. Their exists no employment agreement between Gary Albrecht and ACI.

     2. Gary Albrecht shall cease to be President and an employee of Automated Communications, Inc. and or PAC as of the Closing (as defined in the Agreement and Plan of Merger by and between ACI, Phoenix Network, Inc., Phoenix Network Acquisition Corp. and Judy Van Essen). In addition, as of and after the Closing their shall be no outstanding obligations, related to employment by ACI of Gary Albrecht, of any sort of ACI and/or PAC due and payable to Gary Albrecht.


Dated:                                 GARY ALBRECHT
       -----------------------

                                       ----------------------------------------

      EXHIBIT I TO AGREEMENT AND PLAN OF MERGER DATED JANUARY 16, 1996 AMONG PHOENIX NETWORK ACQUISITION CORP., PHOENIX NETWORK, INC.,
            AUTOMATED COMMUNICATIONS, INC. AND JUDY VAN ESSEN

                INDEMNIFICATION AND HOLD HARMLESS AGREEMENT

     This Indemnification and Hold Harmless Agreement (the "Agreement") is entered into this 16th day of January, 1996, between and among PHOENIX NETWORK ACQUISITION CORP., a Delaware corporation ("PAC"), PHOENIX NETWORK, INC., a Delaware corporation ("Parent"), AUTOMATED COMMUNICATIONS, INC., a Colorado corporation ("ACI"), and JUDY VAN ESSEN, individually ("Shareholder"), the sole shareholder of ACI prior to the merger of ACI with and into PAC.

                                   RECITALS

     A. PAC, Parent, ACI and Shareholder have entered into an Agreement and Plan of Merger ("Plan") whereby ACI will merge with and into PAC effective as of the Effective Time as defined in the Plan.

     B. ACI is involved in certain pending or threatened lawsuits, including but not limited to those listed on Exhibit A attached hereto as well as claims that may arise in the future relating solely to actions which took place on or prior to the date of this Agreement (collectively, the "Legal Claims").

     C. PAC, Parent, ACI and Shareholder desire that PAC, ACI and Parent shall be indemnified to the extent that any of them are required to participate in, defend, or in any way be responsible or liable for any costs, fees, judgments, settlements, payments or other obligations relating in any manner to the Legal Claims.

     E. PAC's and Parent's willingness to enter into the Plan is expressly conditioned upon entering into this separate Indemnification and Hold Harmless Agreement with Shareholder, and PAC would not agreed to have ACI merged with and into PAC without Shareholder's agreement to fully indemnify PAC, Parent and ACI pursuant to the terms and conditions of this Agreement.

     F. Any capitalized term not defined herein shall have the meaning set forth in the Plan.

    NOW, THEREFORE, in consideration of the premises, promises, and the mutual covenants and agreements set forth in this Agreement, the sufficiency of which are hereby acknowledged, the Parties agree as follows:

                                   AGREEMENT

     1. (a) Shareholder hereby acknowledges and agrees that she shall be solely responsible for the defense (and related fees and costs) relating to or arising from any and all of the Legal Claims. Shareholder shall have the right and obligation to direct and control the defense, prosecution and settlement of all of the Legal Claims.

         (b) Shareholder hereby acknowledges and agrees that she shall be solely responsible for the defense (and related fees and costs) relating to or arising from the revocation or nonallowance of ACI's election to be taxed under Subchapter "S" of the Internal Revenue Code of 1986, as amended (a "Tax Claim") for the three (3) tax years ending prior to the Effective Date. Shareholder shall have the right and obligation to direct and control the defense, prosecution and settlement of a Tax Claim.

         (c) Prior to the engagement of legal counsel to defend any Tax Claim or Legal Claims pursuant to this paragraph 1, Shareholder shall provide PAC and Parent with a letter signed by such legal counsel substantially in the form attached hereto as Exhibit 1.

     2. Shareholder further agrees to fully indemnify, defend and hold harmless PAC, Parent and ACI against any and all claims, judgments, payments, expenses, liabilities and actual damages, including reasonable attorneys' fees, that PAC, Parent and/or ACI shall incur or suffer which arise, result from or relate in any way to a Tax Claim or Legal Claims (collectively, a "Claim"). Shareholder's indemnity obligation shall not extend to or cover any claims asserted against PAC or Parent that are not Legal Claims or Tax Claims.

     3. Promptly after the receipt by PAC, Parent or ACI of written notice of any Claim or threat of Claim, PAC, Parent or ACI shall give written notice of such Claim to Shareholder. This notice shall include, at a minimum, all details of the claim then known to PAC and/or Parent and all documents which PAC and/or Parent received. Thereafter, Shareholder, upon request of PAC, Parent or ACI, shall assume the defense thereof, including retaining counsel mutually agreed upon with PAC to represent PAC, Parent and ACI, and shall pay the fees and expenses of any such counsel related to the Claim or proceeding as well as any outside professional fees and expenses incurred by PAC, Parent and ACI. Concerning any such Claim or proceeding, PAC, Parent and ACI shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of them, unless (i) PAC, Parent or ACI and Shareholder shall have mutually agreed to retention of such counsel; (ii) the Claim relates to the Omitted Claims; or (ii) the named parties to such proceeding (including impleaded parties) include PAC, Parent or ACI and Shareholder, and representation of more than one of such parties by the same counsel would be inappropriate due to actual or potential differing interests between them.

     4. Notwithstanding anything to the contrary hereinabove, Shareholder's obligation to indemnify pursuant to paragraphs 1 through 3 above shall terminate under the following conditions:

         (a) With regard to Claims relating to any of the matters disclosed on Exhibit A attached hereto, Shareholder's obligations shall continue indefinitely;

         (b) With regard to Claims which arise in connection with the collection of ACI's accounts receivable by PAC or Parent, written notice of such a Claim must have been provided to Shareholder on or before eighteen (18) months following the date of this Agreement or Shareholder's obligations to indemnify shall terminate with regard to those Claims for which notice has not been provided within such period;

         (c) With regard to Tax Claims, written notice of a Tax Claim must have been provided to Shareholder on or before thirty-six (36) months following the date Shareholder files ACI's final tax return or Shareholder's obligations to indemnify shall terminate with regard to a Tax Claim for which notice has not been provided within such period;

         (d) With regard to all other Claims not otherwise described in subparagraphs (a) through (c) above, written notice of a such Claim must have been provide to Shareholder on or before thirty-six (36) months following the date of this Agreement or Shareholder's obligations to indemnify shall terminate with regard to any such Claims for which notice has not been provided within such period.

         (e) To the extent any notice of a Claim is given pursuant to any of subparagraphs 4(b), (c) or (d) above, and such Claim is disputed by Shareholder, PAC or Parent shall initiate formal arbitration to resolve such dispute with respect to such Claim within ninety (90) days of the date of such notice of Claim or Shareholder's indemnification obligations as to such Claim shall terminate and be null and void.

     5. In addition to any rights of setoff or other rights that PAC and/or Parent may have at common law, by statute or otherwise, PAC and/or Parent shall have the right to set off any amount that may be owed to either PAC or Parent pursuant to this Agreement against any amount otherwise payable by PAC or Parent under the Note, the Temporary Note or the Escrow Agreement (as these terms are defined in the Plan) to the Shareholder.

     PAC and Parent shall also have the option of the setoff of all or any part of any damages they may suffer by notifying the Shareholder in writing that PAC and/or Parent is electing to recover Shares from the Escrow Deposit established by the Escrow Agreement (as those terms are defined in the Plan) between PAC and Shareholder, subject to the terms and conditions of said Escrow Agreement, the Plan and this Agreement.
For the purposes of setoff against the Escrow Deposit, the Temporary
Note, or the Note, the priorities set forth in the Plan shall control.

     6. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the fifth (5th) day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

     IF TO ACI:

            Automated Communications, Inc.
            1687 Cole Boulevard
            Golden, CO 80401
            Attention: President

            WITH A COPY TO:

            Freeborn & Peters
            950 17th Street, Suite 2600
            Denver, Colorado 80202
            Attention: Ernest J. Panasci, Esq.

     IF TO THE PAC OR PARENT:

            PAC Network Acquisition Corp.
            PAC Network, Inc.
            550 California Street, 11th Floor
            San Francisco, CA 94104
            Attention: Jeffrey L. Bailey

            WITH A COPY TO:

            Freeborn & Peters
            950 17th Street, Suite 2600
            Denver, Colorado 80202
            Attention: Ernest J. Panasci, Esq.

     IF TO SHAREHOLDER:

            Ms. Judy Van Essen
            1559 Genesee Vista
            Golden, Colorado 80401

            WITH A COPY TO:

            Christoffel, Elliott & Albrecht, P.A.
            805 Capital Centre
            386 North Wabasha Street
            Saint Paul, MN 55102
            Attn: James F. Christoffel, Esq.
            Fax: (612) 224-0550

     Any party may change its address for the purpose of this Agreement by giving the other party written notice of its new address in the manner set forth above.

     7. This Agreement binds and inures to the benefit of all the Parties, their representatives, successors in interest, agents, employees, assigns, or any other person or entity claiming through any party to this Agreement.

     8. Each party to this Agreement has entered into the Agreement freely and voluntarily. The parties have been advised by and represented by counsel in the negotiation, drafting, and execution of this Agreement and have consulted counsel prior to the signing of this Agreement.

     9. This Agreement represents the entire agreement between the parties and supersedes all prior negotiations, representations, or agreements between the parties, either written or oral, on the subject matter of this Agreement. This Agreement may be amended only by a written instrument designed as an amendment to this Agreement and executed by all the parties.

     10. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado.

     IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the date and year first written above.

PAC:                                   PARENT:
PHOENIX NETWORK ACQUISITION CORP.      PHOENIX NETWORK, INC.


By:                                    By:
   ------------------------------          ------------------------------------
        Wallace M. Hammond,                         Wallace M. Hammond,
             President                                    President

ACI:
AUTOMATED COMMUNICATIONS, INC.         SHAREHOLDER:


By:                                    By:
   ------------------------------          ------------------------------------
           Judy Van Essen,                            Judy Van Essen,
      Chief Executive Officer                          individually

        EXHIBIT J TO AGREEMENT AND PLAN OF MERGER DATED JANUARY 16, 1996
         AMONG PHOENIX NETWORK ACQUISITION CORP., PHOENIX NETWORK, INC.,
               AUTOMATED COMMUNICATIONS, INC. AND JUDY VAN ESSEN


                                 ASSIGNMENT


     For One Dollar ($1.00) and other good and valuable consideration, the receipt of which is hereby acknowledged, Automated Communications, Inc. ("ACI") hereby transfers, conveys and assigns to Judy Van Essen the following rights and assets:

          1. All rights, if any, with respect to claims associated with respect to possible overbilling by U.S. West of ACI for service
          U.S. West provided to ACI before December 31, 1995, subject to the requirements set forth at Article 3 of the Agreement and Plan of Merger ("Plan") dated January 16, 1996, with regard to the foregoing proceeds;

          2. All rights to and all proceeds resulting from all claims for refunds of taxes paid by ACI to any governmental entities at any time before December 31, 1995, subject to the requirements of Article 3 of the Plan;

          3. All accounts receivable which ACI charged off in the ordinary course of business before December 31, 1995, and which do not appear in ACI's unaudited financial statements for the period ending December 31, 1995;

          4. All rights and duties related to the office leases between (i) Genesee Park Associates, L.L.C. and MasterCall, and (ii) MasterCall and International Learning Systems (sublease); and

          5. All affirmative claims for monetary relief in the pending litigation involving LDDS, YTE, Mountain Telecom.

     In connection with this Assignment, Van Essen assumes, without recourse to ACI, the obligation for all costs and other charges that she incurs in the future in connection with realizing upon the assigned assets.

     This Assignment is effective this 16th day of January, 1996.


                                       AUTOMATED COMMUNICATIONS, INC.

                                       By:
                                           -----------------------------------
                                            Its President


                                           -----------------------------------
                                            Judy Van Essen